Exhibit 99.3

Valuation
of
Investors Mortgage Holdings, Inc.,
IMH Holdings, LLC, and
Respective Subsidiaries
as of
September 30, 2009

Prepared for:

Mr. Shane C. Albers
IMH Secured Loan Fund, LLC

December 18, 2009

Mr. Shane C. Albers
IMH Secured Loan Fund, LLC
Suite 5000
4900 N. Scottsdale Rd.
Scottsdale, AZ 85251

RE:	Valuation of Investors Mortgage Holdings, Inc., IMH Holdings LLC, and their Subsidiary Companies

Dear Mr. Albers:

At your request, we were retained to conduct an analysis of the fair market value of equity of Investors Mortgage Holdings, Inc. (“IMH, Inc.”), IMH Holdings, LLC (“IMHH”), and their respective subsidiaries (collectively referred to herein as the “IMH Managers”) as of September 30, 2009 (the “Valuation Date”)1. The entire IMH family of companies, including the two funds, IMH Secured Loan Fund, LLC (“IMH SLF”) and Strategic Wealth & Income Fund, LLC (“SWIF”), are collectively referred to herein as “IMH” or the “Company.”  This valuation analysis was conducted for management planning purposes in relation to a potential transaction. No other use for this analysis is intended or should be inferred. This process included review of various documents, interviews with the Company’s management (“Management”), research, analysis, and presentation materials.  Our report is subject to Assumptions and Limiting Conditions.

We performed a valuation engagement and present our report in conformity with the Statement of Standards for Valuation Services No. 1 (SSVS) of the American Institute of Certified Public Accountants (AICPA). SSVS defines a valuation engagement as “an engagement to estimate value in which a valuation analyst determines an estimate of the value of a subject interest by performing appropriate procedures, as outlined in the AICPA Statement on Standards for Valuation Services, and is free to apply the valuation approaches and methods he or she deems appropriate in the circumstances.  The valuation analyst expresses the results of the valuation engagement as a conclusion of value, which may be either a single amount or a range.”

[1]
This report reflects a revised draft version of the valuation report issued on November 24, 2009.  This updated report reflects: (a) Revised forecast information provided by the Company, and (b) modifications in analytical methodologies provided by ValueScope, Inc.  The November 24, 2009 report should not be considered reliable as the underlying forecast data and methodologies have been revised.

603 S. Main Street • 2nd Floor • Grapevine • Texas 76051 • Tel: 817.481.4900 • Fax:  817.481.4905
www.valuescopeinc.com

Mr. Shane C. Albers
December 18, 2009

SSVS addresses a summary report as: “The summary report is structured to provide an abridged version of the information that would be provided in a detailed report, and therefore, need not contain the same level of detail as a detailed report.”

CONFIDENTIALITY

The confidentiality agreement, dated October 27, 2009, between IMH and ValueScope is incorporated herein with respect to information provided by IMH to ValueScope.

PURPOSE AND SCOPE

The purpose of our engagement is to determine the value of the IMH Managers and their respective subsidiaries.

The corporate entities considered included:

1.	Investors Mortgage Holdings, Inc.
2.	Investors Mortgage Holdings California, Inc. (IMH, Inc. owns 100% of shares)
3.	IMH Holdings, LLC
4.	SWI Management, LLC (“SWIM”, IMHH is the sole member)
5.	IMH Management Services, LLC (IMHH is the sole member)
6.	IMH Capital Markets, LLC (IMHH is a 50% member)

We understand that our analysis and report may be provided by IMH to its auditors, attorneys, and regulators. The resulting analysis should not be used for any other purpose or by any other party without our express written consent.

The standard of value is fair market value, defined in Revenue Ruling 59-60 as “the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.”  While used in tax valuations, Revenue Ruling 59-60 is also used in many nontax valuations.

In reaching our conclusion of fair market value, we took into account the fundamental factors set forth in Revenue Ruling 59-60 including:

•	The nature of the business and its history from inception

•	The economic outlook in general and the condition and outlook of the specific industry in particular

•	The book value of the stock and the financial condition of the enterprise

•	The earning capacity of the enterprise

•	The dividend-paying capacity of the enterprise

VALUESCOPE, Inc.

Mr. Shane C. Albers
December 18, 2009

•	Whether or not the enterprise has goodwill or intangible value

•	Prior sales of the stock and the size of the block of the stock to be valued

•	The market price of stocks of corporations engaged in the same or a similar line of business, having their stocks actively traded on an exchange or over-the-counter market

SCOPE OF WORK

To gain an understanding of the operations of the Company, we reviewed the Company’s financial information and operational data and interviewed Management.  To understand the environment in which the Company operates, we researched the Portfolio Management and Mortgage Finance industries. We also studied economic and industry conditions as of the Valuation Date and their effects on the Company.  To understand the Company’s financial condition, we analyzed its financial statements and forecasts provided by Management.

We considered all valuation approaches and methods and applied the most appropriate methods from the income, market and cost approaches to derive an opinion of value of the IMH Managers. Our conclusion of value reflects these findings, our judgment and knowledge of the marketplace, and our valuation expertise.

Our valuation analysis is set out in the attached report.  In performing our work, we were provided with and/or relied upon various sources of information, including (but not limited to):

•	IMH, Inc.’s year ended December 31, 2006, 2007, and 2008, audited financial statements, as well as unaudited year-to-date September 30, 2009, financial statements

•	IMH SLF’s confidential private placement memorandum, dated March 28, 2008

•	IMH SLF’s SEC Form 10-K for the period ended December 31, 2008, and SEC Form 10-Q for the period ended June 30, 2009, and corresponding financial statements included within

•	IMHH and related subsidiaries’ consolidated unaudited year-to-date September 30, 2009, financial statements

•	SWIF’s unaudited year-to-date September 30, 2009, financial statements

•	SWIF’s confidential private placement memorandum dated January 1, 2009, and supplemented on April 1, 2009

•	A detailed listing of established broker dealer relationships with both funds

VALUESCOPE, Inc.

Mr. Shane C. Albers
December 18, 2009

•	IMH’s organizational structure

•	Management’s projections for IMH Managers from January 1, 2010, through December 31, 2012

•	Industry information for the Portfolio Management and Mortgage Finance industries

•	Current and future economic conditions from various sources

•	Data from the Ibbotson Stocks, Bonds, Bills, and Inflation (SBBI) 2009 Valuation Yearbook by Morningstar

•	The Federal Reserve Statistical Release as of the Valuation Date

The procedures employed in determining the fair market value of IMH Managers included such steps that we considered necessary, including (but not limited to):

•	An analysis of the Company’s historical and projected financial statements

•	Discussions with Management regarding the Company’s current operations and their expectations about its future performance

•	An analysis of the general economic environment as of the Valuation Date

•	An analysis of the Portfolio Management and Mortgage Finance industries

•	An analysis of guideline public company data, merger and acquisition transaction data, and observed control premiums

•	An application of appropriate valuation techniques and procedures

•	An analysis of other pertinent facts and data resulting in our conclusion of value

There were no restrictions or limitations in the scope of our work or data available for analysis.  Other members of our staff, under the direct supervision of the lead appraiser on this engagement, assisted in performing research, populating models with data, and providing other general assistance.

VALUESCOPE, Inc.

Mr. Shane C. Albers
December 18, 2009

CONCLUSION OF VALUE

Based on the procedures outlined herein and the corresponding analysis, it is our opinion that the fair market value of the equity of the IMH Managers, as of September 30, 2009, is reasonably stated as:

$33,900,000
THIRTY-THREE MILLION, NINE HUNDRED THOUSAND DOLLARS

This conclusion is subject to the Assumptions and Limiting Conditions and Valuation Certification found at the end of the attached report.  We have no obligation to update this report or our conclusion of value for information that comes to our attention after the date of this report.

Distribution of this letter, report and associated results, which are to be distributed only in their entirety, is intended for and restricted to you and your accountants/auditors, solely to assist you with management planning purposes.  This letter and accompanying report are not to be used with, circulated, quoted or otherwise referred to in whole or in part for any other purpose, or to any other party for any purpose, without our express written consent.

The approaches and methodologies used in our work did not comprise an examination or any attest service in accordance with generally accepted accounting principles, the objective of which is an expression of an opinion regarding the fair presentation of financial statements or other financial information, whether historical or prospective, presented in accordance with generally accepted accounting principles or auditing standards.  We express no opinion and accept no responsibility for the accuracy and completeness of the financial information (audited, reviewed, compiled, internal, prospective or tax returns), or other data provided to us by others, and we did not verify such information unless specifically stated in the report. We assumed that the financial and other information provided to us is accurate and complete, and we relied upon this information in performing our valuation engagement.

If you have any questions concerning this valuation, please contact Greg Scheig at (817) 481-4997.

Very truly yours,

DRAFT

ValueScope, Inc.

VALUESCOPE, Inc.

TABLE OF CONTENTS

ENGAGEMENT OVERVIEW	1

Description of the Assignment	1
Scope	1
Procedures	2

HISTORY AND NATURE OF THE BUSINESS	3

Business Description	3

FINANCIAL POSITION AND BOOK VALUE	6

IMH Secured Loan Fund, LLC	6
SWI Management, LLC and Strategic Wealth & Income Fund, LLC	6
Investors Mortgage Holdings, Inc.	6
IMH Managers - Consolidated	7

ECONOMIC AND INDUSTRY OVERVIEW	8

Overview of the U.S. Economy	8
Overview of the Portfolio Management Industry	11
Economic and Industry Outlook Conclusion	13

VALUATION METHODOLOGY	14

Valuation Approaches	14
Valuation Methods	15
Summary of the Valuation Approaches and Methods	15

FAIR MARKET VALUE DETERMINATION	16

Income Approach Analysis	16
Market Approach Analysis	20

RECONCILIATION OF VALUATION METHODS	24

CONCLUSION	25

ASSUMPTIONS AND LIMITING CONDITIONS	26

VALUATION CERTIFICATION	29

VALUESCOPE, Inc.

TABLE OF SCHEDULES

FINANCIAL STATEMENT ANALYSIS	A

IMH Secured Loan Fund, LLC
Historical Income Statements	A.1
Historical Balance Sheets	A.2
SWI Management, LLC and Strategic Wealth & Income Fund, LLC
Historical Income Statements	A.3
Historical Balance Sheets	A.4
Investors Mortgage Holdings, Inc.
Historical Income Statements	A.5
Historical Balance Sheets	A.6
Select Financial and Operating Ratios	A.7
IMH Managers – Consolidated
Historical Income Statements	A.8
Historical Balance Sheets	A.9
Select Financial and Operating Ratios	A.10

INCOME APPROACH – DISCOUNTED CASH FLOW METHOD	B

Projected Income Statements	B.1
Weighted Average Cost of Capital	B.2
Synthesis of Net Cash Flow	B.3

MARKET APPROACH – GUIDELINE PUBLIC COMPANY METHOD	C

Determination of Relevant Multiples	C.1
Summary and Application of Multiples	C.2

MARKET APPROACH – MERGER AND ACQUISITION METHOD	D

CONTROL PREMIUM ANALYSIS	E

FAIR MARKET VALUE OF EQUITY CONCLUSION	F

GUIDELINE COMPANY DESCRIPTIONS	APPENDIX A

IMH MANAGEMENT FORECAST	APPENDIX B

VALUESCOPE, Inc.

ENGAGEMENT OVERVIEW

DESCRIPTION OF THE ASSIGNMENT

We were engaged to conduct an analysis of the fair market value of equity of Investors Mortgage Holdings, Inc. (“IMH, Inc.”), IMH Holdings, LLC (“IMHH”), and their respective subsidiaries (collectively referred to herein as the “IMH Managers”) as of September 30, 2009 (the “Valuation Date”). The entire IMH family of companies, including the two funds, IMH Secured Loan Fund, LLC (“IMH SLF”) and Strategic Wealth & Income Fund, LLC (“SWIF”), are collectively referred to herein as “IMH” or the “Company.” This valuation analysis was conducted for management planning purposes in relation to a potential transaction.  No other use for this analysis is intended or should be inferred.  This process included review of various documents, interviews with the Company’s management (“Management”), research, analysis, and presentation materials. Our report is subject to Assumptions and Limiting Conditions.

We performed a valuation engagement and present our report in conformity with the Statement of Standards for Valuation Services No. 1 (SSVS) of the American Institute of Certified Public Accountants (AICPA). SSVS defines a valuation engagement as “an engagement to estimate value in which a valuation analyst determines an estimate of the value of a subject interest by performing appropriate procedures, as outlined in the AICPA Statement on Standards for Valuation Services, and is free to apply the valuation approaches and methods he or she deems appropriate in the circumstances.  The valuation analyst expresses the results of the valuation engagement as a conclusion of value, which may be either a single amount or a range.”

SSVS addresses a summary report as: “The summary report is structured to provide an abridged version of the information that would be provided in a detailed report, and therefore, need not contain the same level of detail as a detailed report.”

SCOPE

This report provides a detailed discussion of the valuation analysis we performed and is divided into eight major sections. The first section outlines the description, scope and procedures of our analysis.  The second section provides a discussion of the history and nature of the business. The third section presents the financial position and book value of IMH. The fourth section includes a discussion of the national economy and the industry in which IMH operates. The fifth section details a discussion of valuation theory and the specific methodology used with respect to the valuation of IMH Managers.  The sixth section presents the determination of fair market value according to the income and market approaches to value. The seventh section provides a reconciliation of the valuation methods used in our analysis. Finally, the eighth section presents our valuation conclusion.

ENGAGEMENT OVERVIEW

PROCEDURES

This valuation analysis was conducted in accordance with generally accepted valuation procedures. These procedures included such substantive valuation tests that we considered necessary and appropriate under the circumstances. We relied on information received regarding IMH’s operations as a fair reflection and we made limited investigation as to the accuracy and completeness of such information. Our analysis was based in part on this information, as well as on other data we researched.  A full discussion of the methodologies employed appears in the following sections of this report.

VALUESCOPE, Inc.

HISTORY AND NATURE OF THE BUSINESS2

The following diagram illustrates the ownership structure of IMH.

BUSINESS DESCRIPTION

IMH is involved in multiple facets of the real estate industry, such as finance, property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, and other real estate related services.  The manager of SWIF is SWI Management, LLC (“SWIM”), which is a wholly owned subsidiary of IMHH.  The principals of SWIM are also the owners of IMH Inc., which is the manager of IMH SLF.

SWIM and SWIF were created in February 2009. SWIF was formed to capitalize on current and emerging opportunities with discounted real estate assets.  These opportunities result from the ongoing correction in the real estate and financial markets.  SWIF targets investments available for purchase at substantial discounts to par value.  The fund especially seeks those investments that are mispriced in relation to their relative risk, and those that have become attractive because of the imbalance between the supply and demand conditions in the current environment.

IMH believes SWIF is well positioned to take advantage of opportunities such as, acquiring real estate-collateralized loan portfolios at deep discounts from government agencies (including the FDIC), acquiring distressed REIT or the assets of other real estate assets at significant discounts, and completing the funding of partially developed real estate projects that have stalled or been delayed due to the lack of traditional lender liquidity.

[2]
Information in this section was obtained from the IMH Web site, http://mortgageholdings.com and the Capital IQ database, accessed on November 10, 2009. Recent IMH SLF SEC forms 10-K and 10-Q, as well as SWIF presentation materials were also referenced.

VALUESCOPE, Inc.

HISTORY AND NATURE OF THE BUSINESS

The SWIF investment strategy is planned to occur in three phases:

Phase 1:	Acquisition – Opportunity period to purchase quality real estate-related assets at material discounts, below replacement cost or at otherwise favorable terms.

Phase 2:	Optimization – Enhance the portfolio’s position while the national real estate markets begin to stabilize.

Phase 3:	Liquidation – The fund will seek to realize the growth in value of its investments by timing asset sales to maximize corresponding returns; accomplishing an orderly liquidation of the fund.A

The investment objective of SWIF is to generate attractive, risk-adjusted returns by making high yielding, real estate-based investments.

IMH SLF was organized in Delaware in May 2003 to invest in and manage mortgage investments consisting primarily of short-term commercial mortgage loans collateralized by first mortgages on real property, and to perform all functions reasonably related thereto, including developing, managing and either holding for investment or disposing of real property acquired through foreclosure or other means.

IMH SLF is managed by IMH Inc., which was incorporated in Arizona in June 1997 and is licensed as a mortgage broker by the State of Arizona. IMH has a wholly owned subsidiary, Investors Mortgage Holdings California, Inc., which is licensed as a real estate broker by the California Department of Real Estate.

IMH SLF has historically invested in loans that are secured by first mortgages on real property. Historically, the fund has minimized its exposure by intentionally avoiding significant investment in a number of asset classes that it believed deviated from its core philosophy and would have resulted in unnecessary risk to investor capital, including condominium conversions, high-rise condominiums, public homebuilders, large land parcels not in proximity to existing development, and office condominiums.  IMH SLF’s loans fall into the following categories: pre-entitled land, which is not entitled or zoned for its intended use; entitled land; and construction of new and improvement of existing structures.

Pre-Entitled Land Loans

IMH SLF acquired loans intended for the purchase of raw, unimproved land held for future development or for which the borrower is processing the entitlements with applicable governmental authorities.  The term “entitlements” refers to development agreements and tentative maps or recorded plats, depending on the jurisdiction within which the land is located. Entitlements generally give the developer the right to obtain building permits upon compliance with applicable ordinances and regulations.

VALUESCOPE, Inc.

HISTORY AND NATURE OF THE BUSINESS

Entitled Land Loans

IMH SLF acquired loans that enabled borrowers to acquire entitled real property and hold it for future development or sale, to complete the basic infrastructure, or to hold the developed land for future construction of projects.  Development of the land may include installing electricity, sewers, water, other utilities, and streets.

Construction and Existing Structure Loans

IMH SLF acquired loans for the construction of structures on developed land.  Funds under this type of loan are generally not released to the borrower until work in the previous phase of the project has been completed and an independent inspector has verified certain aspects of the construction and its costs. The fund generally requires material and labor lien releases prior to releasing funds for completed construction work on the project.  IMH SLF also loaned funds or acquired mortgages that allowed commercial borrowers to make improvements or renovations to existing property or structures in order to increase the net operating income of the property or otherwise enhance the value of the property so that it may qualify for permanent or long-term bank, institutional or other traditional financing.

IMH, Inc. and IMHH are essentially the fund managers of IMH SLF and SWIF, respectively. They are collectively referred to in this report as the IMH Managers.  The IMH Managers have extensive experience in the industry. They possess a substantial network of existing broker-dealer relationships and a well-conceived investment strategy for future operations.

VALUESCOPE, Inc.

FINANCIAL POSITION AND BOOK VALUE

IMH SECURED LOAN FUND, LLC

In the six months ended June 30, 2009, IMH SLF recorded total revenues of $17.6 million, compared to the annual revenues of $67.4 million in 2008. Total expenses were $3.4 million. The 2008 total expenses were $325.7 million, including a provision for credit loss of $323.2 million. Pretax net income for the six months ended June 30, 2009, was $14.2 million, compared to the 2008 pretax net income of negative $258.3 million.

As of June 30, 2009, IMH SLF held total assets of $418.7 million, of which $607.5 million was outstanding mortgage loan principle, with a credit loss allowance of $282.9 million.  Total liabilities were $8.1 million, of which $5.8 million was listed as borrowing from the fund manager. Retained earnings were negative $319.8 million, resulting in a total net asset value of $410.6 million.

Since December 31, 2007, the fund’s net asset value has fallen 40.5% from $576.8 million to $410.6 million as of June 30, 2009.

The IMH SLF historical income statements and balance sheets are presented in Schedules A.1 and A.2, respectively.

SWI MANAGEMENT, LLC AND STRATEGIC WEALTH & INCOME FUND, LLC

In the seven months since its inception, SWIM has recorded total revenues of $0.15 million. Total direct costs were $0.40 million, and SG&A expenses were $0.21 million.  The resulting net income totaled negative $0.49 million.

During the same period, SWIF recorded total revenues of $261 thousand.  Total direct costs were $100 thousand, and SG&A expenses were $39 thousand.  The resulting net income totaled $122 thousand.

As of the Valuation Date, SWIM had a negative asset balance of $0.38 million.  Total liabilities were $0.11 million, with retained earnings of negative $0.49 million.

On the same date, SWIF held total assets of approximately $8.0 million.  Of this, $3.1 million was classified as cash and cash equivalents, while $4.8 million was in the form of mortgage-backed securities. Total liabilities were $2.2 million, resulting in a total net asset value of approximately $5.8 million.

The SWIM and SWIF historical income statements and balance sheets are presented in Schedules A.3 and A.4, respectively.

INVESTORS MORTGAGE HOLDINGS, INC.

For the year ended December 31, 2008, IMH, Inc. recorded revenues of $23.2 million, of which $14.6 million was listed as loan origination fees. Total expenses were $22.6 million, resulting in a pretax net income of $0.2 million.

VALUESCOPE, Inc.

FINANCIAL POSITION AND BOOK VALUE

At the end of 2008, IMH, Inc. held total assets of $6.5 million.  Total liabilities were approximately $5.1 million, resulting in a members’ equity value of $1.4 million.

The IMH, Inc. historical income statements and balance sheets are presented in Schedules A.5 and A.6, respectively.

IMH MANAGERS - CONSOLIDATED

The IMH Managers consolidated income statement for the nine months ended September 30, 2009, shows total revenues of $10.3 million, including $8.1 million in loan processing, documentation, and other fees. Total direct costs were $2.3 million, or 21.9% of revenues, and operating expenses totaled $3.5 million, or 34.2% of revenues.  After depreciation, amortization, and interest expenses, the pretax net income totaled approximately $3.6 million, or 34.6% of revenues.

To aid in comparison with comparable guideline companies, the nine-month figures as of the Valuation Date for IMH Managers were annualized.  The total annualized revenue was $13.8 million. The annualized pretax net income totaled $4.8 million.

As of the Valuation Date, IMH Managers held total assets of $7.1 million, including $3.5 million in receivables from IMH SLF. Total liabilities were approximately $2.2 million, resulting in a members’ equity value of $4.9 million.

IMH Managers’ consolidated and annualized historical income statements, as well as historical balance sheets, are presented in Schedules A.8 and A.9, respectively.

VALUESCOPE, Inc.

ECONOMIC AND INDUSTRY OVERVIEW

OVERVIEW OF THE U.S. ECONOMY

In the second quarter of 2009, the U.S. economy contracted, with real gross domestic product (GDP) decreasing at an annual rate of 0.7% according to third estimates released by the Bureau of Economic Analysis.3  In the first quarter of 2009, real GDP decreased 6.4%. The major negative contributors to the decrease in real GDP in the second quarter were nonresidential fixed investment, personal consumption expenditures (PCE), residential fixed investment, private inventory investment, and exports that were partly offset by positive contributions from federal, state and local government spending.

Forecasters surveyed by the Federal Reserve Bank of Philadelphia raised their projections from the prior three months.4 In the current year, they see the economy contracting at a rate of 2.6%, up from the previous estimate of 2.8%.  However, they expect the economy to expand 2.3% in 2010, 2.9% in 2011 and 3.2% in 2012.  On a quarterly basis, the forecasters project real GDP growth rates for the third and fourth quarters of 2009 of 2.4% and 2.2%, respectively. No further contraction in the real GDP is expected over the next two quarters.

Employment

Nonfarm payroll employment continued to decline by 216,000 in August 2009 and the unemployment rate rose to 9.7%, according to the Bureau of Labor Statistics.5 At the same time last year, the unemployment rate was 6.1%. Steep job losses occurred in manufacturing, retail, professional and business services, and construction.

Forecasters surveyed by the Federal Reserve Bank of Philadelphia predicted that the unemployment rate would rise to 9.9% in the first quarter of 2010 and they expected an average unemployment rate of 9.6% for 2010.

Inflation

According to the Bureau of Labor Statistics, inflation, as measured by changes in the Consumer Price Index for All Urban Consumers (CPI-U), rose 0.4% in August 2009.6 Over the last 12 months, the index fell 1.5%, due primarily to a 23.0% decline in the energy index, which more than offset the 0.4% increase in the food index and the 1.4% increase in the index for all items less food and energy.

According to forecasters surveyed by the Federal Reserve Bank of Philadelphia, inflation is expected to average 2.5% annually from 2009 to 2018.7 However, in the short term, economists expected a core inflation rate of 1.7% and 1.1% in the third and fourth quarters of 2009, respectively.

[3]	U.S. Department of Commerce, Bureau of Economic Analysis, Gross Domestic Product: Second Quarter 2009 (Third Estimate) and Corporate Profits: Second Quarter 2009 (Revised Estimate), September 30, 2009
[4]	Federal Reserve Bank of Philadelphia, Third Quarter 2009 Survey of Professional Forecasters, August 14, 2009
[5]	United States Department of Labor, Bureau of Labor Statistics, The Employment Situation: August 2009, September 4, 2009
[6]	United States Department of Labor, Bureau of Labor Statistics, Consumer Price Index: August 2009, September 16, 2009
[7]	Federal Reserve Bank of Philadelphia, Third Quarter 2009 Survey of Professional Forecasters, August 14, 2009

VALUESCOPE, Inc.

ECONOMIC AND INDUSTRY OVERVIEW

Interest Rates

The bond market has not experienced many significant changes since the beginning of 2009. The interest rate on the three-month Treasury bill has increased from 0.11% at the end of 2008 to a high of 0.32% on February 24, 2009, and declined to 0.14% as of September 30, 2009.8  The long-term interest rates have risen slightly. The interest rate on the ten-year Treasury note has increased from 2.25% at the end of 2008 to 3.31% as of September 30, 2009.9

For the three-month Treasury bill, forecasters surveyed by the Federal Reserve Bank of Philadelphia in June 2009 expected an interest rate of 0.30% at the end of 2009 and an interest rate of 1.19% at the end of 2010.10 For the ten-year Treasury note, the same survey found an expected interest rate of 3.75% for the end of 2009 and 4.28% for the end of 2010.

As of September 30, 2009, the prime rate was 3.25%, the yield on Moody’s Aaa-rated corporate bonds was 5.04% and the yield on Moody’s Baa-rated corporate bonds was 6.17%.11

Corporate Profits

According to Bureau of Economic Analysis, profits from current production (corporate profits with inventory valuation and capital consumption adjustments) increased $43.8 billion in the second quarter of 2009, compared to the first quarter increase of $59.1 billion.12

[8]	Federal Reserve Bank of St. Louis, Federal Reserve Economic Data, Series: DTB3, 3-Month Treasury Bill: Secondary Market Rate, last accessed September 30, 2009
[9]	Federal Reserve Bank of St. Louis, Federal Reserve Economic Data, Series: GS10, 10-Year Treasury Constant Maturity Rate, last accessed September 30, 2009
[10]	Federal Reserve Bank of Philadelphia, Livingston Survey, June 9, 2009
[11]	Federal Reserve Board, Federal Reserve Statistical Release, H.15 (519) Selected Interest Rates, September 30, 2009
[12]	U.S. Department of Commerce, Bureau of Economic Analysis, Gross Domestic Product: Second Quarter 2009 (Third Estimate) and Corporate Profits: Second Quarter 2009 (Revised Estimate), September 30, 2009

VALUESCOPE, Inc.

ECONOMIC AND INDUSTRY OVERVIEW

Current-production cash flow (net cash flow with inventory valuation and capital consumption adjustments), which represents funds available for possible investments, decreased $30.5 billion in the second quarter, in contrast to an increase of $16.2 billion in the first quarter.

Stock Markets13

The performance of U.S. equity markets has increased significantly over the last few months. As of September 30, 2009, the S&P 500 index was up to a level of 1057.07, which represents a 56.2% increase since it bottomed out in March.  During the same period, the NASDAQ Composite index recorded a 67.3% increase, closing at 2122.42 on September 30, 2009.

S&P 500 (SPX) Index:	NASDAQ Index:

However, the Thrifts and Mortgage Finance index has not shown any signs of recovery following the sub-prime mortgage meltdown in the third quarter of 2008.14

[13]	Stock market index data obtained from Google Finance, www.google.com/finance, November 12, 2009
[14]	S&P 500 Thrifts & Mortgage Finance index obtained from Capital IQ, www.capitaliq.com, November 12, 2009

VALUESCOPE, Inc.

ECONOMIC AND INDUSTRY OVERVIEW

Consumer Confidence

The Consumer Board reported that the Consumer Confidence Index dipped in September 2009 to a level of 53.1, down from 54.5 in August.15  The index is based on a survey of consumer perceptions of present economic conditions and expectations of future conditions. The survey is based a representative sample of 5,000 U.S. households and is considered a leading indicator of future consumer expenditures and economic activity.

OVERVIEW OF THE PORTFOLIO MANAGEMENT INDUSTRY16

Companies in the Portfolio Management industry are engaged in managing the portfolio assets (such as mortgage-backed securities) of others on a fee or commission basis.  Portfolio managers have the authority to make investment decisions, and they derive fees based on the size and/or overall performance of the portfolio.

Industry Demand

Demand in this industry reflects the demand for the services of portfolio managers.  This is driven by the level of funds under management and the investment strategy adopted by these funds. Some funds have a passive investment strategy, while others have a more active management style that requires more portfolio management resources.

Volatility in debt and equity markets affects the flow of funds into managed investments. Falling share prices normally result in a redirection and, more often than not, lead to actual declines in the flow of funds into mutual funds.  Volatility in fixed income markets often has the same effect on the flow of funds. Movements in interest rates will affect the flow of funds into investment portfolios, the total of funds under management and the level of activity of portfolio managers. Improved performance of alternative, non-financial investment vehicles, such as real estate and other tangible assets, often results in a contraction in the flow of funds into managed investments.

The demand for portfolio management services is also determined by the historical performance of portfolio managers. Historical returns are no indication or guarantee for future returns, but they do affect on the reputation, and subsequently on the flow of funds received for investment purposes.

Assets under management are largely influenced by the level and growth in economic activity. In recessional periods, the flow of funds into mutual funds and defined contribution funds tends to slow. In economic downturns, unemployment tends to increase, which puts a strain on household disposable income.  Lower disposable income results in less income available for savings and investment.

[15]	The Conference Board, September 2009 Consumer Confidence Index, September 29, 2009
[16]	IBISWorld industry report – Portfolio Management in the U.S. : 52392, October 26, 2009

VALUESCOPE, Inc.

ECONOMIC AND INDUSTRY OVERVIEW

Current Performance

Portfolio managers have experienced the highs and lows of the investment environment over the last few years. Up to 2007, the value of assets under management by this industry grew rapidly as the industry rode the tide of strong global growth and rising asset prices. However, in 2008, the subprime crisis reversed this trend and the industry suddenly found itself heading in the wrong direction.

The revenue generated by the Portfolio Management industry is closely tied to the value of the underlying assets managed. The inflation-adjusted value of assets under management increased by an average of nearly 13% per year in the five years leading to 2007, reaching an estimated $36.4 trillion. Over the same period, industry revenue grew in real terms by an average of 8.9% each year to reach $123.7 billion. This growth in assets under management and revenue reversed over 2008 as the full effect of the subprime crisis began to bear upon the value of assets managed by this industry.

Industry Outlook

Despite the current difficulties, there are longer-term trends benefiting this industry. IBISWorld expected the industry to rebound strongly in 2010.  In the five years to 2014, industry revenue was expected to increase by an average of 11.6% each year.  An estimated 33.4% increase in revenue over 2010 contributes heavily to this figure, as the stock market recovers and investors return.

Revenue:	Revenue Growth Rate:

VALUESCOPE, Inc.

ECONOMIC AND INDUSTRY OVERVIEW

ECONOMIC AND INDUSTRY OUTLOOK CONCLUSION

Although the U.S. economy is still in a recession, forecasts call for recovery by the end of 2009 and to continue through 2010. The fallout from the sub-prime mortgage crisis in the third quarter of 2008 continues to be felt in nearly every industry, especially companies that deal specifically with asset management.  Investors have been reluctant to further expose themselves in an uncertain and volatile market. However, the recent correction in real estate markets will provide continued opportunities for knowledgeable investors who, in turn, will improve business conditions for firms tasked with managing such portfolios.

The overall long-term outlook for the IMH Managers is positive, but mixed, with opportunities becoming available as real estate markets, and the economy in general, continue to improve.  Even with a well-conceived investment strategy and experienced staff, IMH Managers may be unable to raise adequate capital to execute its plan.  The difficulty of raising capital from uneasy investors, along with the inherent risk already present in the underlying assets held by the IMH funds, adds to the uncertainty of Management meeting their projections.

VALUESCOPE, Inc.

VALUATION METHODOLOGY

There are three conceptually distinct methodologies that can be applied to estimate indications of value of a business or asset: (a) the income approach, (b) the market approach and (c) the cost approach.

VALUATION APPROACHES

Income Approach

The income approach quantifies the present value of anticipated future income generated by a business or an asset. Forecasts of future income require analyses of variables that influence income, such as revenues, expenses and taxes.  One form of the income approach, the discounted cash flow (DCF) analysis, defines future economic income as net cash flow and takes into account not only the profit-generating abilities of a business but also the investment in capital equipment and working capital required to sustain the projected net cash flow. The forecasted net cash flow is then discounted to present value using an appropriate rate of return or discount rate. The income approach is unique in its ability to account for the specific contribution to the overall value of various factors of production.

Market Approach

The market approach considers the implied pricing in third-party transactions of comparable businesses or assets.  Transactions are analyzed in order to identify pricing patterns or trends that can be used to infer value on the subject business or asset. Adjustments are made to the transaction data to account for relative differences between the subject and the comparable transactions. The primary strength of the market approach is that it offers relatively objective pricing evidence from the market at large and, aside from certain adjustments to the transaction data, requires few assumptions to be made. The market approach is most applicable to highly homogeneous assets or businesses for which a ready market exists.

Cost Approach

The cost approach considers replacement cost as the primary indicator of value.  The cost approach is based on the reasoning that a prudent investor would not pay more for the subject business or an asset than the cost to the investor to replace or re-create it.  Historical cost data is often used to indicate the current cost of replacement or re-creation, with certain adjustments made for physical deterioration or obsolescence.  Like the market approach, the cost approach makes fewer assumptions than the income approach, but the primary limitation inherent in the cost approach is its inability to capture the value of many categories of intangible assets.

VALUESCOPE, Inc.

VALUATION METHODOLOGY

VALUATION METHODS

The following are common valuation methods used under the three approaches:

A. Income Approach
1.  Discounted Cash Flow Method (multi-period model)
2.  Direct Capitalization Method (single period model)
3.  Excess Earnings Method

B. Market Approach
1. Guideline Public Company Method
2. Merger and Acquisition Method

C. Cost Approach
1. Reproduction Cost
2. Replacement Cost

SUMMARY OF THE VALUATION APPROACHES AND METHODS

In our valuation of IMH Managers, we considered all three approaches to value. Under the income approach, we utilized the discounted cash flow method, using projections based on data provided by Management.

We prepared an analysis using guideline company multiples and transaction multiples under the market approach. We determined that the cost approach was not appropriate for the valuation of IMH Managers because this method tends to understate the true value and potential of an ongoing business enterprise.

VALUESCOPE, Inc.

FAIR MARKET VALUE DETERMINATION

The income and market approaches were utilized to arrive at a conclusion of the fair market value of equity for IMH Managers.  The income approach directly measures the value of IMH Managers by estimating the expected cash flows derived from the business.  The market approach provides an indication of value by observing the market value of comparable companies based on various pricing measures.  Equity value is then obtained by reducing the enterprise value by the amount of the total outstanding long-term debt.

INCOME APPROACH ANALYSIS

We developed a discounted cash flow model to arrive at the value of equity as of the Valuation Date.  The DCF method first projects the cash flow the business is expected to produce over a discrete period. Then, each discrete cash flow was discounted to a present value at a rate that reflects the risk of receiving that amount at the time anticipated in the projection. Management provided projections of revenue, operating costs, taxes, capital expenses, and working capital were forecasted. These projections were used to determine the net cash flow generated by the business, which was then discounted to the present value using an appropriate discount rate. Total outstanding long-term debt was then subtracted from the enterprise value to arrive at the fair market value of equity.

Revenue Projections

The revenue forecast begins with an estimated fourth quarter 2009 amount of $3.5 million, based on IMH Managers’ historical consolidated year-to-date September 30, 2009 figures (see Schedule A.8).

For the three years starting in 2010 through 2012, Management forecasted the revenue stream to the IMH Managers. Revenue in the first and second quarters of 2010 was projected as $1.5 and $4.2 million, respectively, and increased to a high of $6.1 million in the second quarter of 2012.

This revenue forecast was derived by an internal model developed by IMH Management. The model made several key assumptions that affected the future revenue stream to IMH Managers. Different holding periods for various types of loans ranged between 12 and 36 months. The separate loan types included different exit fees, ranging from 3% to 40%.

Management’s model assumed a target deployment ratio of 95%, with a 12-month “ramp up” period. The IMH funds’ net asset value was estimated at $320 million, with $153 million being classified as “distressed portfolio.”

Revenue was grown at level of 4.0% in the residual period of our model.

The revenue projections are presented in Schedule B.1.  A sample of the data contained within the IMH Management model is presented in Appendix B.

VALUESCOPE, Inc.

FAIR MARKET VALUE DETERMINATION

Expense Projections

Projected expenses in the fourth quarter of 2009 were based on the proportionate amount incurred in the first three quarters by the IMH Managers.

The three-year forecast starting in 2010, provided by Management, projected quarterly operating expenses of $0.5 million, increasing 1% annually.  Salaries, wages, and bonuses were projected by Management to be $1.1 million in the first quarter of 2010, and increased to $1.3 million by fourth quarter of 2012.

Operating expenses and salaries, wages, and bonuses were then grown at an inflationary level of 2.5% in the residual period of our model.

According to our discussions with Management, depreciation expense was estimated as 2.0% of revenues.

The expense projections are presented in Schedule B.1.

Profitability

Customary of firms in the asset management industry, profitability margins for the IMH Managers are high, as they take advantage of relatively small physical capital and overhead requirements.

Furthermore, margins are expected to improve because significant historical expenses related to broker-dealer commissions will not be required.  Management plans to raise future capital through an IPO, secondary offerings, and debt financings.

Profitability margins fluctuate throughout the forecast period due to the cyclical nature of revenue generation by the IMH Managers and through the timing of asset sales.  The IMH Managers’ EBITDA margin is projected to reach a high of 70.8% in the second quarter of 2012, and decreased to 54.0% in the residual period.  According to Management, this is higher than historical margins due to a change in the funds’ expense policies.

The projected income statements and profitability margins are presented in Schedule B.1.

Capital Expenditures and Working Capital

The projection of required capital expenditures was estimated as 2.0% of revenues, as IMH Managers are not operating a capital-intensive business model.

Working capital, calculated as current assets minus current liabilities, had a balance of $2.6 million, or 18.5% of revenues, as of the Valuation Date.  Management indicated that the working capital balance in the forecast is estimated at $0.6 million in the first quarter of 2010, growing to $0.7 million in the residual period.  This resulted in a significant reduction in the working capital balance during the first quarter of 2010.

VALUESCOPE, Inc.

FAIR MARKET VALUE DETERMINATION

The projected capital expenditures and changes to working capital are presented in Schedule B.3.

Discount Rate

The discount rate applied to the net cash flows is the weighted average cost of capital (WACC). The cost of capital is derived from the capital asset pricing model17 (CAPM) explained in detail later in this report.

Weighted Average Cost of Capital

In determining the value of IMH Managers, utilizing the discounted cash flow model, we derived a WACC for IMH Managers.  The two components of the WACC calculation are the firm’s cost of equity capital and the firm’s cost of debt.

A firm’s cost of equity capital, Ke, is the expected, or required, rate of return on the firm’s equity. The components of CAPM used to determine Ke are as follows:

•	The risk-free rate of return, Rf, defined as the 20-year U.S. Treasury bond rate as of the Valuation Date.

•	The market risk premium, designated as [Rm - Rf] in the CAPM equation.

•	The security’s beta coefficient, β, used as an index of the security’s systematic risk.

•	The security’s small stock risk premium, SSRP (if any).

•	The security’s company specific risk premium, CSRP (if any).

•	The required rate of return on the security as follows:

Ke     =     Rf + β [Rm - Rf] + SSRP + CSRP

In determining a risk-free rate, we utilized the 20-year U.S. Treasury bond rate, which reflects a minimal level of risk. The risk premium is designated as [Rm - Rf] in the CAPM equation, with Rm representing the expected return on the market portfolio.   We used the market risk premium data published in Stocks, Bonds, Bills and Inflation by Morningstar. Based on this information, we concluded that the market risk premium equaled 6.5% as of the Valuation Date. This figure represents the average annualized total return on equity investments, defined as the S&P 500, in excess of the average annualized bond yield (income) return on long-term government bonds since 1926.

[17]
The capital asset pricing model was originally developed in an article by Nobel-prize winning economist William F. Sharpe, Capital Asset Prices: A Theory of Market Equilibrium under Conditions of Risk, Journal of Finance, (1964). Subsequent academic works further developed the concept.

VALUESCOPE, Inc.

FAIR MARKET VALUE DETERMINATION

Beta

Practical application of the cost of capital relies upon the ability to identify publicly traded companies that have similar risk characteristics as the subject company in order to derive meaningful measurements of the company’s beta and a normal capital structure.  The beta coefficient is a measurement of how a company’s stock return moves relative to overall returns of the market.

Systematic risk is associated with economic factors that threaten all businesses.  Beta is determined by studying the correlation between the return of a security and the return of the market. A security with a beta of 1.0 tends to move up or down in direct correlation with the market. Securities with a beta greater than 1.0 tend to rise and fall by a greater percentage than the market. A beta of less than 1.0 suggests the security is less sensitive to changes in the market.

Small Stock Premium and Company Specific Risk Premium

An increased risk premium is appropriate when a company has a small capitalization compared to the companies in the public market.  Market evidence shows that smaller companies, on average, earn rates of return in excess of returns predicted by CAPM.18 A common practice is to incorporate this evidence by adding a small stock premium to the cost of capital formula when valuing companies that are comparatively small. We determined a “size premium” using the methodology developed by Ibbotson Associates.19 In the early 1970s, Roger G. Ibbotson, Ph.D., researched and assembled the annual returns for several asset classes dating back to 1926. This research allowed for the analysis of risk and returns characteristics of different asset classes.  Ibbotson Associates is a leading authority in market expectations, cost of capital and international investment.  It was acquired by Morningstar in 2008.

Based on our review of IMH-specific factors, we applied a small stock premium to account for the relatively smaller size of IMH Managers with respect to the comparable guideline companies. In addition, we applied a company specific risk premium of 1.0% to account for additional risks with the SWIF investment strategy.

We calculated a relevered beta based on information from selected publicly traded comparable companies and a selected debt-to-capital ratio as of the Valuation Date. The comparable companies were selected based on our own research. Based on the estimates of the parameters in the CAPM equation, the costs of equity for IMH Managers were determined as:

4.0% + (1.35 * 6.5%) + 5.8% + 1.0% = 19.6%

[18]
A sample of academic research articles includes: Rolf Banz, The Relationship between Return and Market Value of Common Stocks, Vol. 9, Journal of Financial Economics, pp. 3-18 (March 1981); Eugene Fama & Kenneth French, The Cross Section of Expected Stock Returns, Journal of Finance, June 1992; Kent Daniel & Sherman Titman, Evidence on the Characteristics of Cross Sectional Variations in Stock Returns, Journal of Finance (March 1997).

[19]	Ibbotson Associates, Firm Size and Return, (Chapter 7) in Stock, Bonds, Bills and Inflation: 2009 Yearbook, pp. 89-109 (Chicago: Ibbotson Associates, 2009).

VALUESCOPE, Inc.

FAIR MARKET VALUE DETERMINATION

The WACC calculation is a function of the cost of capital components and the capital structure of the operating entity and its industry.  The formula used for the calculation of the WACC is presented below:

Ko	=	We * Ke + Wd * Kd * (1-Tm)
where
Ko	=	the weighted average cost of capital
We	=	the proportion of equity in the capital structure
Ke	=	the cost of equity
Wd	=	the proportion of debt in the capital structure
Kd	=	the pretax cost of debt (Moody’s Baa Index)
Tm	=	the marginal tax rate for a C corporation

The proportion of debt in the capital structure is based on the 16.6% median debt to equity ratio of the comparable guideline companies, as a controlling interest would attempt to optimize the IMH Managers’ capital structure to industry levels.  The pretax cost of debt used in our calculation is based on the 6.17% Moody’s Baa rate as of the Valuation Date. The tax rate used in the calculation was 35.0%, based on the estimated effective tax rate for a C Corporation.

Using the cost of equity previously calculated and estimates for the capital structure, cost of debt, and effective tax rate, the weighted average cost of capital was determined as:

(0.857 * 19.6%) + (0.143 * 6.17% * (1-35%)) = 17.4%

Therefore, 17.4% is the estimated weighted average cost of capital for IMH Managers.

The weighted average cost of capital calculation is presented in Schedule B.2.

Conclusion – Income Approach

Based on the forecasts and methodologies presented in this analysis, the income approach indicated an IMH Managers’ enterprise value as of the Valuation Date of $33.9 million. There was no interest bearing long-term debt. Therefore, the value of equity under the income approach as of September 30, 2009, was indicated as $33.9 million (rounded) on a controlling basis.

MARKET APPROACH ANALYSIS

We considered two different market approach methods to determine the market multiples for the Company: an analysis of guideline public companies and an analysis of recent comparable merger and acquisition transactions.

VALUESCOPE, Inc.

FAIR MARKET VALUE DETERMINATION

Guideline Public Company Method

The guideline public company method utilizes the premise that the value of a minority interest in a business enterprise is determined by what knowledgeable and rational capital market investors actually pay to own minority interests of stock in similar companies. Using this method, the first step is to select a sample of companies comparable to the subject firm.  Comparable companies are selected only from companies that are traded on organized capital market exchanges (e.g., the New York Stock Exchange, American Stock Exchange and over-the-counter markets).

The phases of the guideline public company method include: (a) selecting the appropriate sample of comparable firms based on reasonable comparability criteria; (b) performing a financial analysis to conclude appropriate valuation multiples; and (c) selecting and applying appropriate multiples to estimate the value of the subject company.  The resulting estimate represents the fair market value of a minority interest in the subject company.

The first step in performing our guideline public company analysis was the identification and selection of comparable companies. To be included in our guideline sample, it was preferable for the comparable companies to be engaged in the same or similar line of business as the subject company. We performed our search using Capital IQ and considered the following factors: business type, products and services, markets, business structure, diversification, geographical reach, performance, size, growth, profitability and financial ratios.

However, an analysis of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the fair market value of the companies to which they are being compared. Consequently, our analysis relied upon qualitative judgments between the guideline companies and IMH Managers.

Based on our search, we were able to identify a number of comparable companies.  The supporting schedules for each subject company exhibit market pricing measures based on trailing revenue and profitability for the guideline companies.  As part of our analysis, we considered the following pricing multiples:

•	Price to: Sales, Earnings, Book Value of Equity (BVE)
•	Enterprise Value to: Sales, EBITDA, EBIT, EBT, Book Value of Capital (BVC)

We determined the low and high end of the range and calculated the mean, median and lower quartiles of the pricing multiples of the comparable companies.

Our search for comparable firms yielded the following companies:

Black Rock, Inc	Waddell & Reed Financial, Inc.
Franklin Resources, Inc.	Janus Capital Group, Inc.
T. Rowe Price Group, Inc.	GAMCO Investors, Inc.
Invesco Ltd.	Artio Global Investors, Inc.
Legg Mason, Inc.	Calamos Asset Management, Inc.
Eaton Vance Corp.	Cohen & Steers, Inc.
Affiliated Managers Group, Inc.	Pzena Investment Management, Inc.
Federated Investors, Inc.

VALUESCOPE, Inc.

FAIR MARKET VALUE DETERMINATION

A description of each of these companies is included in Appendix A to this report.

Calculation of the various profitability multiples is presented in Schedule C.1.

The lower quartile Enterprise Value to Sales multiple of 2.1 times was used as the basis for the guideline public company analysis. This determination was made based on the much smaller size and revenue stream of IMH Managers when compared to the public guideline companies, as well as the adverse effects of the recent subprime mortgage crisis on IMH Managers.

Adjustments were made to the indicated enterprise value to reflect cash on hand of $0.089 million and the application of a control premium.  Because the guideline public company method produces a minority interest value, use of a control premium was necessary.  The control premium of 12.4% was calculated based on relevant transactions for the industry found in the MergerStat and Capital IQ databases.

The control premium analysis is presented in Schedule E.

Conclusion – Guideline Public Company Method

Based on the analysis and procedures described herein, IMH Managers’ enterprise value as of the Valuation Date was indicated as $29.3 million.  Adjustments were made to reflect cash on hand of $.089 million. There was no long-term interest bearing debt. The resulting equity value, after application of the 12.4% control premium, on a controlling interest basis, under the guideline public company method, was reasonably indicated as $33.1 million (rounded) as of September 30, 2009.

Merger and Acquisition Method

It is also possible to develop an indication of a company’s value based upon the multiples indicated by merger and acquisition transactions of companies in the same or a similar industry in recent years.

In order to use merger and acquisition information in a valuation engagement, the following two conditions must be met:

1	The target company must be similar to the company being valued in at least some respects.

2
One must be able to obtain details of the merger or acquisition transaction.  If at least one of the parties in the M&A transaction (either the purchaser or the seller) is a public company, relevant information is often available.

VALUESCOPE, Inc.

FAIR MARKET VALUE DETERMINATION

The merger and acquisition method included data from various transactions by industry, geographical area and transaction size. Information was available for several transactions; however, the most recent is listed below:

Transaction Date	Target	Acquirer
09/14/2009	American Community Properties Trust	Federal Capital Partners

American Community Properties Trust, through its subsidiaries, engages in investing in and managing multifamily rental properties, as well as community development and homebuilding.

We utilized two separate databases of merger and acquisition transactions: Capital IQ and MergerStat. Both databases access readily available public records.  The selection criteria of our search included targets with industry classifications of “Real Estate Investment Trusts (REITs),” “Thrifts and Mortgage Finance,” or “Asset Management and Custody Banks” with transactions taking place between June 1, 2007, (before the economic downturn) and September 30, 2009.

Then, our analysis focused on the lower quartile multiples to reflect the recent downturn. The American Community Properties Trust (ACPT) transaction was given more consideration based on its timing. When compared to the size of other transactions in our search, ACPT had a much smaller enterprise value of $232.4 million, much like the smaller enterprise value of the IMH Managers. The date of the transaction is also important, as it is the closest transaction in our search to the Valuation Date.  The selected transaction taking place on September 14, 2009, captures the effects of the recent collapse in the financial markets as well as the ongoing significant correction in the real estate markets.

As part of our analysis, we examined the following available transaction pricing multiples:

•	Enterprise Value to: Sales

We began with a lower quartile EV/S multiple of 4.3 times and the ACPT transaction EV/S multiple of approximately 3.0 times. We concluded that use of an EV/S multiple of 3.0 times was appropriate given the size of the IMH Managers, recent economic events and the date of the ACPT transaction. The value derived from transaction multiples is a control value; therefore, application of a premium was not necessary.

Conclusion – Merger and Acquisition Method

Based on the analysis and procedures described herein, IMH Managers’ enterprise value as of the Valuation Date was indicated as $41.5 million.  Adjustments were made to reflect cash on hand of $.089 million. There was no long-term interest bearing debt. The resulting equity value, on a controlling interest basis, under the merger and acquisition method, was reasonably indicated as $42.0 million (rounded) as of September 30, 2009.

Results of the merger and acquisition analysis, along with other transactions found in our search, are presented in Schedule D.

VALUESCOPE, Inc.

RECONCILIATION OF VALUATION METHODS

We considered the discounted cash flow method, the guideline public company method and the merger and acquisition method in determining a conclusion of the fair market value of equity.

All of the methods discussed herein were considered for the following reasons:

Discounted Cash Flow Method – The discounted cash flow method takes into account the profit-generating abilities of a business and accounts for the specific contribution to the overall value of various factors of production.

Guideline Public Company Method – The guideline public company method has merit because the value of a minority interest in a business enterprise is determined by what knowledgeable and rational capital market investors actually pay to own minority interests of stock in similar companies. It also provides, in this case, the most conservative estimate of value.

Merger and Acquisition Method – The merger and acquisition method has merit due to transactions involving target firms of similar size and services provided.  Transaction data provides actual market figures as to what knowledgeable investors are willing to pay for controlling interests in comparable firms.

The income approach, in this case, best captures the fair market value of equity of IMH Managers because it reflects the expected future cash flows resulting from execution of its investment strategy.

In contrast, the market approach attempts to approximate future cash flows based on past performance of comparable companies. Under normal conditions, this could provide a strong indicator of value. However, SWIM and SWIF were formed recently, in February 2009, making approximation of their annualized profitability numbers somewhat uncertain. Furthermore, recent economic conditions significantly distort the financial data used in market approach analyses and, thus, the market approaches were given less consideration, but still support the reasonableness of the income approach’s conclusion of value.

VALUESCOPE, Inc.

CONCLUSION

We performed a valuation engagement, as that term is defined in SSVS No. 1 by the AICPA, intended for management planning purposes in relation to a potential transaction.

Based on the procedures outlined herein and the corresponding analysis, it is our opinion that the fair market value of the equity of IMH Managers, as of September 30, 2009, is reasonably stated as:

$33,900,000
THIRTY-THREE MILLION NINE HUNDRED THOUSAND DOLLARS

Fair Market Value Conclusion - IMH Managers

Valuation Method	Indicated Value

Income Approach
Discounted Cash Flow Method	$33,900,000

Market Approach Indicated Range
Guideline Public Company Method	$33,100,000
to
Merger and Acquisition Method	$42,000,000

Concluded Fair Market Value of the IMH Managers	$33,900,000

This amount falls at the lower end of the range indicated by the market approaches.  The fair market value of equity conclusion calculation is presented in Schedule E.

This report is subject to the attached Assumptions and Limiting Conditions.

VALUESCOPE, Inc.

ASSUMPTIONS AND LIMITING CONDITIONS

This valuation by ValueScope, Inc. is subject to and governed by the following Assumptions and Limiting Conditions and other terms, assumptions and conditions contained in the engagement letter.

LIMITATION ON DISTRIBUTION AND USE

The report, the final estimate of value, and the prospective financial analyses included therein are intended solely for the information of the person or persons to whom they are addressed and solely for the purposes stated; they should not be relied upon for any other purpose, and no party other than the Company may rely on them for any purpose whatsoever. Neither the valuation report, its contents, nor any reference to the appraiser or ValueScope, Inc. may be referred to or quoted in any registration statement, prospectus, offering memorandum, sales brochure, other appraisal, loan or other agreement or document given to third parties without our prior written consent. In addition, except as set forth in the report, our analysis and report are not intended for general circulation or publication, nor are they to be reproduced or distributed to third parties without our prior written consent; provided, however, that if ValueScope, Inc. fails to inform the Company whether ValueScope, Inc. will provide such consent within five (5) business days after receiving the Company's request thereof, then ValueScope, Inc.’s consent shall be deemed conclusively to have been provided without any further action by the Company or ValueScope, Inc.

As required by new U.S. Treasury rules, we inform you that, unless expressly stated otherwise, any U.S. federal tax advice contained in this report, including attachments, is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any penalties that may be imposed by the Internal Revenue Service.

NOT A FAIRNESS OPINION

Neither our opinion nor our report are to be construed as an opinion of the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation, but, instead, are the expression of our determination of the fair value between a hypothetical willing buyer and a hypothetical willing seller in an assumed transaction on an assumed valuation date where both the buyer and the seller have reasonable knowledge of the relevant facts.

OPERATIONAL ASSUMPTIONS

Unless stated otherwise, our analysis (i) assumes that, as of the valuation date, the Company and its assets will continue to operate as configured as a going concern, (ii) is based on the past, present and future projected financial condition of the Company and its assets as of the valuation date, and (iii) assumes that the Company has no undisclosed real or contingent assets or liabilities, other than in the ordinary course of business, that would have a material effect on our analysis.

VALUESCOPE, Inc.

ASSUMPTIONS AND LIMITING CONDITIONS

COMPETENT MANAGEMENT ASSUMED

It should be specifically noted that the valuation assumes the property will be competently managed and maintained over the expected period of ownership. This appraisal engagement does not entail an evaluation of Management’s effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

NO OBLIGATION TO PROVIDE SERVICES AFTER COMPLETION

Valuation assignments are accepted with the understanding that there is no obligation to furnish services after completion of this engagement. If the need for subsequent services related to a valuation assignment (e.g., including testimony, preparation for testimony, other activity compelled by legal process, updates, conferences, reprint or copy services, document production or interrogatory response preparation, whether by request of the Company or by subpoena or other legal process initiated by a party other than the Company) is requested, special arrangements for such services acceptable to ValueScope, Inc. must be made in advance. ValueScope, Inc. reserves the right to make adjustments to the analysis, opinion and conclusion set forth in the report as we deem reasonably necessary based upon consideration of additional or more reliable data that may become available.

NO OPINION IS RENDERED AS TO LEGAL FEE OR PROPERTY TITLE

No opinion is rendered as to legal fee or property title. No opinion is intended in matters that require legal, engineering or other professional advice that has been or will be obtained from professional sources.

LIENS AND ENCUMBRANCES

We will give no consideration to liens or encumbrances except as specifically stated. We will assume that all required licenses and permits are in full force and effect, and we make no independent on-site tests to identify the presence of any potential environmental risks. We assume no responsibility for the acceptability of the valuation approaches used in our report as legal evidence in any particular court or jurisdiction.

INFORMATION PROVIDED BY OTHERS

Information furnished by others is presumed to be reliable; no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain.  All financial data, operating histories and other data relating to income and expenses attributed to the business have been provided by Management or its representatives and have been accepted without further verification except as specifically stated in the report.

PROSPECTIVE FINANCIAL INFORMATION

Valuation reports may contain prospective financial information, estimates or opinions that represent reasonable expectations at a particular point in time, but such information, estimates or opinions are not offered as forecasts, prospective financial statements or opinions, predictions or as assurances that a particular level of income or profit will be achieved, that events will occur or that a particular price will be offered or accepted. Actual results achieved during the period covered by our prospective financial analysis will vary from those described in our report, and the variations may be material.

VALUESCOPE, Inc.

ASSUMPTIONS AND LIMITING CONDITIONS

Any use of Management’s projections or forecasts in our analysis will not constitute an examination, review or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (AICPA). We will not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines.

GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflicts of law principles.  The parties hereby irrevocably submit to the jurisdiction of the federal or state courts in the State of Texas, specifically and exclusively in the Tarrant County Court or the Federal District Court for the Northern District of Texas, over any dispute or proceeding arising out of this Agreement and agree that all claims in respect of such dispute or proceeding shall be heard and determined in such court. The parties to this Agreement hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection that they may have to the venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.

VALUESCOPE, Inc.

VALUATION CERTIFICATION

I certify that, to the best of my knowledge and belief:

1.	The statements of fact contained in this report are true and correct.

2.
The reported analyses, opinions and conclusions of value are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, independent, unbiased, objective professional analyses, opinions and conclusions.

3.
I have no present or prospective/contemplated financial or other interest in the business or property that is the subject of this report, and I have no personal financial or other interest or bias with respect to the property or the parties involved.

4.	My engagement in this assignment was not contingent upon developing or reporting predetermined results.

5.
My compensation for completing this assignment is fee-based and is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the outcome of the valuation, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

6.
The economic and industry data included in the valuation report have been obtained from various printed or electronic reference sources that the valuation analyst believes to be reliable.  The valuation analyst has not performed any corroborating procedures to substantiate that data.

7.
My analyses, opinions, conclusions (valuation engagement) and this summary report were developed in conformity with the 2008 American Institute of Certified Public Accountants Statement on Standards for Valuation Services No. 1.

8.	The parties for which the information and use of the valuation report is restricted are identified; the valuation report is not intended to be and should not be used by anyone other than such parties.

9.	The valuation analyst has no obligation to update the report or the opinion of value for information that comes to my attention after the date of the report.

10.
This report and analysis were prepared under the direction of Gregory E. Scheig, CPA/ABV/CFF, CFA. Mr. Scheig is a Certified Public Accountant licensed in the State of Texas and is accredited in business valuation by the American Institute of Certified Public Accountants and is a CFA (Chartered Financial Analyst) charter holder.

DRAFT

Gregory E. Scheig, CPA/ABV/CFF, CFA
ValueScope, Inc.

VALUESCOPE, Inc.

Schedule A.1
IMH Secured Loan Fund, LLC
Financial Statement Analysis
Historical Income Statements

	For the Periods Ended:
	12/31/2005		12/31/2006		12/31/2007		12/31/2008		6/30/2009
	FY, Actual	%	FY, Actual	%	FY, Actual	%	FY, Actual	%	6 Months	%

Interest and Fee Income
Mortage loans	$7,845,710	98.6%	$20,547,201	97.2%	$47,928,935	96.3%	$65,497,000	97.1%	$17,559,000	99.8%
Investments and money market accounts	115,239	1.4%	598,273	2.8%	1,834,376	3.7%	1,923,000	2.9%	36,000	0.2%
Total Interest and Fee Income	7,960,949	100.0%	21,145,474	100.0%	49,763,311	100.0%	67,420,000	100.0%	17,595,000	100.0%

Expenses
Management fees	166,162	2.1%	430,362	2.0%	967,850	1.9%	1,139,000	1.7%	419,000	2.4%
Interest expense:
Borrowings from fund manager	322,200	4.0%	122,538	0.6%	389,682	0.8%	-	0.0%	103,000	0.6%
Borrowings on note payable	-	0.0%	-	0.0%	-	0.0%	78,000	0.1%	-	0.0%
Participation in mortgage loans	53,387	0.7%	490,461	2.3%	830,594	1.7%	-	0.0%	-	0.0%
Total interest expense	375,587	4.7%	612,999	2.9%	1,220,276	2.5%	78,000	0.1%	103,000	0.6%
Professional fees	-	0.0%	-	0.0%	-	0.0%	-	0.0%	1,188,000	6.8%
Operating expenses for real estate owned	-	0.0%	-	0.0%	-	0.0%	-	0.0%	1,340,000	7.6%
Default related expense	-	0.0%	-	0.0%	-	0.0%	1,315,000	2.0%	328,000	1.9%
Provision for credit loss	-	0.0%	-	0.0%	1,900,000	3.8%	323,175,000	479.3%	-	0.0%
Total Expenses	541,749	6.8%	1,043,361	4.9%	4,088,126	8.2%	325,707,000	483.1%	3,378,000	19.2%

Net Earnings	$7,419,200	93.2%	$20,102,113	95.1%	$45,675,185	91.8%	$(258,287,000)	-383.1%	$14,217,000	80.8%

Schedule A.2
IMH Secured Loan Fund, LLC
Financial Statement Analysis
Historical Balance Sheets

	As of:
	12/31/2006		12/31/2007		12/31/2008		6/30/2009
	Actual	%	Actual	%	Actual	%	Actual	%

Assets
Cash & equivalents	$12,159,495	4.4%	$73,604,222	12.5%	$23,815,000	5.7%	$3,480,000	0.8%
Mortgage loans:
Mortage loan note obligations	309,461,625	113.2%	578,924,225	98.0%	549,686,000	132.5%	511,033,000	122.1%
Less undisbursed portion of loans-in-process and interest reserves	(50,846,851)	-18.6%	(68,127,903)	-11.5%	(26,574,000)	-6.4%	(3,861,000)	-0.9%
Principal outstanding	258,614,774	94.6%	510,796,322	86.5%	523,112,000	126.1%	507,172,000	121.1%
Mortgage loans held for sale, net		0.0%		0.0%	90,742,000	21.9%	100,299,000	24.0%
Mortgage loan principle outstanding		0.0%		0.0%	613,854,000	148.0%	607,471,000	145.1%
Less allowance for credit loss	-	0.0%	(1,900,000)	-0.3%	(300,310,000)	-72.4%	(282,910,000)	-67.6%
Mortgage loans, net	258,614,774	94.6%	508,896,322	86.2%	313,544,000	75.6%	324,561,000	77.5%
Accrued interest and other receivables	2,599,485	1.0%	8,058,079	1.4%	12,014,000	2.9%	14,729,000	3.5%
Other assets	-	0.0%	-	0.0%	65,431,000	15.8%	75,884,000	18.1%
Total Assets	$273,373,754	100.0%	$590,558,623	100.0%	$414,804,000	100.0%	$418,654,000	100.0%

Liabilities
Payables to fund manager	$52,954	0.0%	$315,740	0.1%	$1,751,000	0.4%	$2,002,000	0.5%
Member investments pending activation	386,263	0.1%	4,491,000	0.8%	-	0.0%	-	0.0%
Deposit refund payable	62,075	0.0%	-	0.0%	-	0.0%	-	0.0%
Redemptions payable to members	2,249,482	0.8%	6,113,877	1.0%	-	0.0%	-	0.0%
Distributions payable to members	920,999	0.3%	2,182,604	0.4%	4,963,000	1.2%	-	0.0%
Borrowings from fund manager	4,449,501	1.6%	-	0.0%	-	0.0%	5,834,000	1.4%
Participations in mortgage loans issued	4,937,771	1.8%	-	0.0%	-	0.0%	-	0.0%
Unearned income and other funds held	133,971	0.0%	621,954	0.1%	39,000	0.0%	256,000	0.1%
Total Liabilities	13,193,016	4.8%	13,725,175	2.3%	6,753,000	1.6%	8,092,000	1.9%

Members' Equity
Members equity - units issued	258,754,285	94.7%	576,783,975	97.7%	730,383,000	176.1%	730,383,000	174.5%
Retained earnings	1,426,453	0.5%	49,473	0.0%	(322,332,000)	-77.7%	(319,821,000)	-76.4%

Total Members' Equity	260,180,738	95.2%	576,833,448	97.7%	408,051,000	98.4%	410,562,000	98.1%

Total Liabilities & Capital	$273,373,754	100.0%	$590,558,623	100.0%	$414,804,000	100.0%	$418,654,000	100.0%

Schedule A.3
SWI Management, LLC and Strategic Wealth & Income Fund, LLC
Financial Statement Analysis
Historical Income Statements	(Figures in $ dollars)

	7 Months Ended September 30, 2009:
	SWI Management, LLC		SWI Fund, LLC
	Actual	%	Actual	%

Revenue

Interest Income
Investments earned interest	$0	0.0%	$259,593	99.5%
Banking earned interest	-	0.0%	1,318	0.5%
Total Interest Income	-		260,911

Fee Income
Asset management fee	42,454	28.8%	-	0.0%
Asset acquisition fee	94,200	63.8%	-	0.0%
Other fee income	11,000	7.4%	-	0.0%
Total Fee Income	147,654	100.0%	-	0.0%

Total Revenue	147,654	100.0%	260,911	100.0%

Direct Costs

Interest Expense
Senior Note Interest	-	0.0%	47,680	18.3%
Total Interest Expense	-	0.0%	47,680	18.3%

Fee Expense
Asset Management Fee	-	0.0%	42,454	16.3%
Amortized Debt Issuance Cost	-	0.0%	10,211	3.9%
Total Fee Expense	-	0.0%	52,665	20.2%

Salaries & Temporary Staffing
Loan Mgt salaries & payroll cost	81,030	54.9%	-	0.0%
Asset Mgt salaries & payroll cost	6,712	4.5%	-	0.0%
Fund Mgt salaries & payroll cost	309,161	209.4%	-	0.0%
Total Fee Expense	396,903	268.8%	-	0.0%

Total Direct Costs	396,903	268.8%	100,345	38.5%

Gross Margin	(249,249)	-168.8%	160,566	61.5%

Schedule A.3
SWI Management, LLC and Strategic Wealth & Income Fund, LLC
Financial Statement Analysis
Historical Income Statements	(Figures in $ dollars)

	7 Months Ended September 30, 2009:
	SWI Management, LLC		SWI Fund, LLC
	Actual	%	Actual	%

(Continued)

General and Administrative Expense
General office expense	705	0.5%	27	0.0%
Vehicle mileage & repairs	136	0.1%	-	0.0%
Dues/Membership fees & subscriptions	-	0.0%	19,125	7.3%
Travel & meals	2,356	1.6%	-	0.0%
Marketing & advertising	-	0.0%	42	0.0%
Computer expense	227	0.2%	-	0.0%
Professional fees	-	0.0%	4,847	1.9%
Investment due diligence	-	0.0%	9,637	3.7%
Licenses & fees	-	0.0%	5,163	2.0%
Sub-total	3,424	2.3%	38,841	14.9%

Salaries & Temporary Staffing
Officers' salaries & payroll cost	104,749	70.9%	-	0.0%
Finance salaries & payroll cost	55,495	37.6%	-	0.0%
HR salaries & payroll cost	6,241	4.2%	-	0.0%
IT salaries & payroll cost	26,823	18.2%	-	0.0%
G&A salaries & payroll cost	11,816	8.0%	-	0.0%
Total Salaries & Temporary Staffing	205,124	138.9%	-	0.0%

Total General & Administrative Expense	208,548	141.2%	38,841	14.9%

Earnings before interest, taxes, depreciation & amortization (EBITDA)	(457,797)	-310.0%	121,725	46.7%

Depreciation and amortization expense	-	0.0%	-	0.0%

Earnings before interest & taxes (EBIT)	(457,797)	-310.0%	121,725	46.7%

Interest expense (income)	30,326	20.5%	-	0.0%
Other expense (Income)		0.0%		0.0%

Pre-tax income	(488,123)	-330.6%	121,725	46.7%

Income taxes	-	0.0%	-	0.0%

Net income	$(488,123)	-330.6%	$121,725	46.7%

Schedule A.4
SWI Management, LLC and Strategic Wealth & Income Fund, LLC
Financial Statement Analysis
Historical Balance Sheets	(Figures in $ dollars)

	As of September 30, 2009:
	SWI Management, LLC		SWI Fund, LLC
	Actual	%	Actual	%
Current Assets
Cash and cash equivalents	$17,583	NMF	$3,057,352	38.2%
Related party payables	(776,666)	NMF	(20,483)	-0.3%
Inter-company payables	(369,197)	NMF	(229)	0.0%
Accounts receivable - trade	-	NMF	223,233	2.8%
Prepaid expenses	-	NMF	541	0.0%
Other current assets	-	NMF	255	0.0%

Total Current Assets	(1,128,280)	NMF	3,260,669	40.7%

Investment in Strategic Wealth & Income Fund LLC	25,000	NMF	-	0.0%
Mortgage backed securities	-	NMF	4,752,205	59.3%
Deposits and retainers	50,000	NMF	-	0.0%
Organizational costs	675,185	NMF	-	0.0%

Total Assets	$(378,095)	NMF	$8,012,875	100.0%

Current Liabilities
Accounts payable - trade	$78,742	NMF	$4,628	0.1%
Member payables & pending note/equity	-	NMF	170,416	2.1%
Accrued payables	961	NMF	-	0.0%
Total Current Liabilities	79,703	NMF	175,044	2.2%

Senior note sales	-	NMF	2,198,760	27.4%
Senior note deferred debt issuance cost	-	NMF	(160,430)	-2.0%
Note payable to IMH, Inc.	30,326	NMF	-	0.0%

Total Liabilities	110,029	NMF	2,213,374	27.6%

Members' Equity
Members' equity capital	-	NMF	6,108,400	76.2%
Member equity deferred debt issuance cost	-	NMF	(369,752)	-4.6%
Net member earnings allocated	-	NMF	121,725	1.5%
8% preferred payment	-	NMF	(60,872)	-0.8%
Retained earnings	(488,124)	NMF	-	0.0%

Total Members' Equity	(488,124)	NMF	5,799,501	72.4%

Total Liabilities & Capital	$(378,095)	NMF	$8,012,875	100.0%

Schedule A.5
Investors Mortgage Holdings, Inc.
Financial Statement Analysis
Historical Income Statements	(Figures in $ dollars)

	For the Periods Ended:
	12/31/2006		12/31/2007		12/31/2008
	FY, Actual	%	FY, Actual	%	FY, Actual	%

Revenue
Loan origination fees	$10,561,198	55.1%	$17,445,375	58.1%	$14,571,543	62.9%
Loan processing, documentation and other fees	8,046,498	42.0%	11,149,164	37.1%	6,743,250	29.1%
Management fees - IMH Secured Loan Fund, LLC	430,362	2.2%	1,069,281	3.6%	1,540,109	6.7%
Interest and other income	234,310	1.2%	567,454	1.9%	303,538	1.3%
Total	19,272,368	100.6%	30,231,274	100.7%	23,158,440	100.0%

Less private lender fees	(118,062)		(219,825)		-

Total Revenue, Net	19,154,306	100.0%	30,011,449	100.0%	23,158,440	100.0%

Costs and Expenses
Origination and related costs	6,251,907	32.6%	9,098,585	30.3%	6,854,262	29.6%
Broker dealer commissions	2,220,200	11.6%	6,145,492	20.5%	5,388,692	23.3%
Operating expenses	3,410,146	17.8%	6,151,121	20.5%	7,287,271	31.5%
Depreciation and amortization expense	94,184	0.5%	236,129	0.8%	416,353	1.8%
Software development charge	300,000	1.6%	600,000	2.0%	457,872	2.0%
Real estate impairment charge	-	0.0%	-	0.0%	108,000	0.5%
Other costs and expenses	-	0.0%	-	0.0%	695,714	3.0%
Bad debt	-	0.0%	200,000	0.7%	1,392,690	6.0%
Total Expenses	12,276,437	64.1%	22,431,327	74.7%	22,600,854	97.6%

Operating Income	6,877,869	35.9%	7,580,122	25.3%	557,586	2.4%

Interest expense	150,765	0.8%	423,109	1.4%	343,356	1.5%

Net Earnings	$6,727,104	35.1%	$7,157,013	23.8%	$214,230	0.9%

Schedule A.6
Investors Mortgage Holdings, Inc.
Financial Statement Analysis
Historical Balance Sheets	(Figures in $ dollars)

	As of:
	12/31/2006		12/31/2007		12/31/2008
	Actual	%	Actual	%	Actual	%
Assets
Cash & equivalents	$3,584,412	34.8%	$220,850	3.5%	$2,588,163	40.0%
Due from IMH Secured Loan Fund, LLC	65,437	0.6%	315,740	5.0%	-	0.0%
Due from IMH Holdings, LLC	-	0.0%	-	0.0%	166,365	2.6%
Notes and interest receivable	599,492	5.8%	3,073,160	49.0%	302,959	4.7%
Short-term investment in mortgage loans purchased from IMH Secured Loan Fund, LLC	4,437,020	43.1%	-	0.0%	-	0.0%
Other assets, net	600,778	5.8%	1,035,449	16.5%	531,972	8.2%
Real estate held for sale	-	0.0%	173,000	2.8%	65,000	1.0%
Property and equipment, net	854,783	8.3%	991,041	15.8%	2,692,508	41.6%
Prepaid expenses	157,674	1.5%	414,168	6.6%	131,279	2.0%
Employee notes and accounts receivable	-	0.0%	42,841	0.7%	-	0.0%
Total Assets	$10,299,596	100.0%	$6,266,249	100.0%	$6,478,246	100.0%

Liabilities
Accounts payable	$918,628	8.9%	$542,850	8.7%	$384,988	5.9%
Accrued payroll, bonuses and related taxes	1,150,773	11.2%	598,216	9.5%	191,840	3.0%
Accrued expenses - profit sharing plan	120,000	1.2%	-	0.0%	-	0.0%
Other accrued expenses	138,177	1.3%	616,961	9.8%	837,161	12.9%
Due to related parties	70,646	0.7%	-	0.0%	-	0.0%
Promissory note to IMH Secured Loan Fund	-	0.0%	-	0.0%	1,690,430	26.1%
Advances on revolving lines of credit from banks	3,334,561	32.4%	500,000	8.0%	-	0.0%
Deferred loan origination fees	925,000	9.0%	338,228	5.4%	1,360,075	21.0%
Deferred compensation plan and other deferred items	-	0.0%	70,270	1.1%	227,359	3.5%
Notes payable to stockholders	360,000	3.5%	207,230	3.3%	386,690	6.0%
Total Liabilities	7,017,785	68.1%	2,873,755	45.9%	5,078,543	78.4%

Members' Equity
Common stock	261,400	2.5%	261,400	4.2%	261,400	4.0%
Retained earnings	3,020,411	29.3%	3,131,094	50.0%	1,138,303	17.6%

Total Members' Equity	3,281,811	31.9%	3,392,494	54.1%	1,399,703	21.6%

Total Liabilities & Capital	$10,299,596	100.0%	$6,266,249	100.0%	$6,478,246	100.0%

Schedule A.7
Investors Mortgage Holdings, Inc.
Financial Statement Analysis
Select Financial and Operating Ratios	(Figures in $ dollars)

			For the Periods Ended:
			12/31/2006			12/31/2007			12/31/2008

DuPont Analysis
Asset turnover			186.0%			478.9%			357.5%
Operating margin			35.9%			25.3%			2.4%
Interest burden			97.8%			94.4%			38.4%
Tax burden		x	100.0%		x	100.0%		x	100.0%
Return on assets			65.3%			114.2%			3.3%
Financial leverage		x	313.8%		x	184.7%		x	462.8%
Return on book value of equity			205.0%			211.0%			15.3%

Working Capital Analysis											Averages
Working capital			$1,826,250			$1,366,004			$(1,676,941)
% revenue			9.5%			4.6%			-7.2%		0.6%
	Basis
Days cash & equiv.	Total expenses		107			4			42		39
Other current assets	Total expenses		0.0%			0.2%			0.0%		0.0%

Days A/R	Revenue		11			37			5		16
Days A/P	Total expenses		27			9			6		20

Days accrued liabilities	Total expenses		42			20			17		27

Fixed Asset Analysis											Averages
Net fixed assets			$854,783			$991,041			$2,692,508
% revenue			4.5%			3.3%			11.6%

Fixed asset utilization			22.4	x		30.3	x		8.6	x	16.9

Depreciation expense			$94,184			$236,129			$416,353
% fixed assets			11.0%			23.8%			15.5%

Remaining average life of fixed assets			9.1	years		4.2	years		6.5	years	5.7

Historical Growth Rates
Revenue			NMF			56.7%			-22.8%
EBITDA			NMF			12.1%			-87.5%
EBIT			NMF			10.2%			-92.6%
Net income			NMF			6.4%			-97.0%

Schedule A.8
IMH Managers - Consolidated
Financial Statement Analysis
Historical Income Statements	(Figures in $ dollars)

	Investors Mortgage		Investors Mortgage		Investors Mortgage		IMH Managers -		IMH Managers -
	Holdings, Inc.		Holdings, Inc.		Holdings, Inc.		Consolidated		Consolidated
	For the Period Ended
	12/31/2006		12/31/2007		12/31/2008		9/30/2009		9/30/2009
	FY, Actual	%	FY, Actual	%	FY, Actual	%	9 Month, Actual	%	Annualized	%
Revenue
Loan origination fees	$10,561,198	55.1%	$17,445,375	58.1%	$14,571,543	62.9%	$1,360,075	13.2%	$1,817,996	13.2%
Loan processing, documentation and other fees	8,046,498	42.0%	11,149,164	37.1%	6,743,250	29.1%	8,096,160	78.3%	10,822,040	78.3%
Fees and gains - IMG Secured Loan Fund, LLC	430,362	2.2%	1,069,281	3.6%	1,540,109	6.7%	480,679	4.6%	642,518	4.6%
Fees - Strategic Wealth & Income Fund, LLC	-	0.0%	-	0.0%		0.0%	136,654	1.3%	182,664	1.3%
Interest Income	234,310	1.2%	567,454	1.9%	303,538	1.3%	267,713	2.6%	357,849	2.6%
Total	19,272,368	100.6%	30,231,274	100.7%	23,158,440	100.0%	10,341,281	100.0%	13,823,066	100.0%
Less: private lender fees	(118,062)	-0.6%	(219,825)	-0.7%	-	0.0%	-	0.0%	-	0.0%
Total Revenue, Net	19,154,306	100.0%	30,011,449	100.0%	23,158,440	100.0%	10,341,281	100.0%	13,823,066	100.0%

Direct Costs
Origination and related costs	6,251,907	32.6%	9,098,585	30.3%	6,854,262	29.6%	1,147,505	11.1%	1,533,856	11.1%
Broker dealer commissions	2,220,200	11.6%	6,145,492	20.5%	5,388,692	23.3%	-	0.0%	-	0.0%
Software development charge	300,000	1.6%	600,000	2.0%	457,872	2.0%	469,995	4.5%	628,237	4.5%
Bad debts	-	0.0%	200,000	0.7%	1,392,690	6.0%	-	0.0%	-	0.0%
Real estate impairment charge	-	0.0%	-	0.0%	108,000	0.5%	-	0.0%	-	0.0%
Other costs and expenses	-	0.0%	-	0.0%	695,714	3.0%	651,773	6.3%	871,217	6.3%
Total Direct Costs	8,772,107	45.8%	16,044,077	53.5%	14,897,230	64.3%	2,269,273	21.9%	3,033,310	21.9%

Gross profit	10,382,199	54.2%	13,967,372	46.5%	8,261,210	35.7%	8,072,008	78.1%	10,789,756	78.1%

Operating expenses	3,410,146	17.8%	6,151,121	20.5%	7,287,271	31.5%	3,539,617	34.2%	4,731,364	34.2%

Earnings before interest, taxes, depreciation & amortization (EBITDA)	6,972,053	36.4%	7,816,251	26.0%	973,939	4.2%	4,532,391	43.8%	6,058,393	43.8%

Depreciation and amortization expense	94,184	0.5%	236,129	0.8%	416,353	1.8%	570,838	5.5%	763,032	5.5%

Earnings before interest & taxes (EBIT)	6,877,869	35.9%	7,580,122	25.3%	557,586	2.4%	3,961,553	38.3%	5,295,360	38.3%

Interest expense (income)	150,765	0.8%	423,109	1.4%	343,356	1.5%	382,062	3.7%	510,698	3.7%

Earnings before taxes (EBT)	6,727,104	35.1%	7,157,013	23.8%	214,230	0.9%	3,579,491	34.6%	4,784,663	34.6%

Income taxes	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%

Net income	$6,727,104	35.1%	$7,157,013	23.8%	$214,230	0.9%	$3,579,491	34.6%	$4,784,663	34.6%

Profit Margins

Gross margin	54.2%		46.5%		35.7%		78.1%		78.1%
EBITDA margin	36.4%		26.0%		4.2%		43.8%		43.8%
EBIT margin	35.9%		25.3%		2.4%		38.3%		38.3%
Net income margin	35.1%		23.8%		0.9%		34.6%		34.6%

Schedule A.9
IMH Managers - Consolidated
Financial Statement Analysis
Historical Balance Sheets	(Figures in $ dollars)

	Investors Mortgage		Investors Mortgage		Investors Mortgage		IMH Managers -
	Holdings, Inc.		Holdings, Inc.		Holdings, Inc.		Consolidated
	As of:
	12/31/2006		12/31/2007		12/31/2008		9/30/2009
	Actual	%	Actual	%	Actual	%	Actual	%
Current Assets
Cash and cash equivalents	$3,584,412	34.8%	$220,850	3.5%	$2,588,163	40.0%	$89,490	1.3%
Prepaid expenses	157,674	1.5%	414,168	6.6%	131,279	2.0%	64,626	0.9%
Cash value of life insurance policies, net	-	0.0%	-	0.0%	147,836	2.3%	30,051	0.4%
Notes and interest receivable	599,492	5.8%	3,073,160	49.0%	302,959	4.7%	302,959	4.3%
Due from IMH Secured Loan Fund, LLC	65,437	0.6%	315,740	5.0%	-	0.0%	3,477,347	49.0%
Due from Strategic Wealth & Income Fund, LLC	-	0.0%	-	0.0%	166,365	2.6%	695,668	9.8%
Real Estate held for sale	-	0.0%	173,000	2.8%	65,000	1.0%	65,000	0.9%
Investment in IMH Secured Loan Fund, LLC	4,437,020	43.1%	-	0.0%	-	0.0%	-	0.0%
Investment in Strategic Wealth & Income Fund, LLC	-	0.0%	-	0.0%	-	0.0%	25,000	0.4%
Employee notes and accounts receivable	-	0.0%	42,841	0.7%	-	0.0%	-	0.0%

Total Current Assets	8,844,035	85.9%	4,239,759	67.7%	$3,401,602	52.5%	4,750,141	66.9%

Property and equipment, net	854,783	8.3%	991,041	15.8%	2,692,508	41.6%	1,677,774	23.6%
Other assets, net	600,778	5.8%	1,035,449	16.5%	384,136	5.9%	670,675	9.4%

Total Assets	$10,299,596	100.0%	$6,266,249	100.0%	$6,478,246	100.0%	$7,098,589	100.0%

Current Liabilities
Accounts payable	$918,628	8.9%	$542,850	8.7%	$1,222,149	18.9%	$671,154	9.5%
Accrued payroll, bonuses and related taxes	1,150,773	11.2%	598,216	9.5%	191,840	3.0%	442,098	6.2%
Other accrued expenses	328,823	3.2%	616,961	9.8%	-	0.0%	-	0.0%
Deferred loan origination fees	925,000	9.0%	338,228	5.4%	1,360,075	21.0%	-	0.0%
Defered compensation and other deferred items	-	0.0%	70,270	1.1%	227,359	3.5%	125,922	1.8%
Promissory note to IMH Secured Loan Fund, LLC	-	0.0%	-	0.0%	1,690,430	26.1%	-	0.0%
Notes payable to stockholders	360,000	3.5%	207,230	3.3%	386,690	6.0%	437,415	6.2%
Senior note payable to investors	-	0.0%	-	0.0%	-	0.0%	101,250	1.4%
Note payable to lessor	-	0.0%	-	0.0%	-	0.0%	417,736	5.9%
Advances on revolving lines of credit from banks	3,334,561	32.4%	500,000	8.0%	-	0.0%	-	0.0%

Total Current Liabilities	7,017,785	68.1%	2,873,755	45.9%	5,078,543	78.4%	2,195,575	30.9%

50% Interest in IMH Capital Markets, LLC	-	0.0%	-	0.0%	-	0.0%	5,000	0.1%

Members' Equity
Common stock	261,400	2.5%	261,400	4.2%	261,400	4.0%	261,400	3.7%
Non-controlling interest in consolidated affiliate	-	0.0%	-	0.0%	-	0.0%	50,000	0.7%
Retained earnings	3,020,411	29.3%	3,131,094	50.0%	1,138,303	17.6%	4,586,614	64.6%

Total Members' Equity	3,281,811	31.9%	3,392,494	54.1%	1,399,703	21.6%	4,903,014	69.1%

Total Liabilities & Capital	$10,299,596	100.0%	$6,266,249	100.0%	$6,478,246	100.0%	$7,098,589	100.0%

Schedule A.10
IMH Managers - Consolidated
Financial Statement Analysis
Select Financial and Operating Ratios	(Figures in $ dollars)

			For the Periods Ended:
			12/31/2006			12/31/2007			12/31/2008			9/30/2009
			FY, Actual			FY, Actual			FY, Actual			9 Month, Annualized

DuPont Analysis
Asset turnover			186.0%			478.9%			357.5%			194.7%
Operating margin			35.9%			25.3%			2.4%			38.3%
Interest burden			97.8%			94.4%			38.4%			90.4%
Tax burden		x	100.0%		x	100.0%		x	100.0%		x	100.0%
Return on assets			65.3%			114.2%			3.3%			67.4%
Financial leverage		x	313.8%		x	184.7%		x	462.8%		x	144.8%
Return on book value of equity			205.0%			211.0%			15.3%			97.6%

Working Capital Analysis														Averages
Working capital			$1,826,250			$1,366,004			$(1,676,941)			$2,554,566
% revenue			9.5%			4.6%			-7.2%			18.5%		6.3%
	Basis
Days cash & equiv.	Total expenses		107			4			43			4		39
Other current assets	Operating expenses		0.0%			0.7%			0.0%			0.0%		0.2%

Days A/R	Revenue		11			37			5			8		15
Days A/P	Total expenses		28			9			20			32		22

Days accrued liabilities	Total expenses		44			20			3			21		22

Fixed Asset Analysis														Averages
Net fixed assets			$854,783			$991,041			$2,692,508			$1,677,774
% revenue			4.5%			3.3%			11.6%			12.1%

Fixed asset utilization			22.4	x		30.3	x		8.6	x		8.2	x	17.4

Depreciation expense			$94,184			$236,129			$416,353			$763,032
% fixed assets			11.0%			23.8%			15.5%			45.5%

Remaining average life of fixed assets			9.1	years		4.2	years		6.5	years		2.2	years	5.5

Historical Growth Rates
Revenue			NA			56.7%			-22.8%			-40.3%
EBITDA			NA			12.1%			-87.5%			522.1%
EBIT			NA			10.2%			-92.6%			849.7%
Net income			NA			6.4%			-97.0%			2133.4%

Schedule B.1
IMH Managers - Consolidated
Income Approach - Discounted Cash Flow Method
Projected Income Statements	(Figures in $ thousands)

		Base Period:
		9 Months Ended	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	FY
		9/30/2009	2009	2010	2010	2010	2010	2011	2011	2011	2011	2012	2012	2012	2012	Residual

Consolidated IMH Managers Revenue		$10,341	$3,482	1,539	4,189	1,778	1,877	2,483	4,682	1,404	2,871	3,015	6,090	2,294	3,873	$15,882
Total operating expenses		5,809	1,956	480	480	480	480	485	485	485	485	490	490	490	490	2,008
Gross Profit		4,532	1,526	1,059	3,709	1,298	1,397	1,998	4,197	919	2,386	2,525	5,600	1,804	3,383	13,874
Salaries, wages, and bonuses		-	-	1,143	1,148	1,182	1,182	1,241	1,259	1,271	1,271	1,286	1,286	1,286	1,292	5,295
Earnings before interest, taxes,
depreciation & amortization (EBITDA)		4,532	1,526	(83)	2,560	115	215	757	2,938	(352)	1,115	1,240	4,314	519	2,091	8,579
Depreciation expense		571	192	31	84	36	38	50	94	28	57	60	122	46	77	318
Earnings before interest & taxes(EBIT)		3,962	1,334	(114)	2,477	80	177	707	2,844	(380)	1,057	1,179	4,192	473	2,014	8,262
Interest expense		382	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Earnings before taxes (EBT)		3,579	1,334	(114)	2,477	80	177	707	2,844	(380)	1,057	1,179	4,192	473	2,014	8,262
Income taxes payable (before NOLs)			467	-	867	28	62	247	995	-	370	413	1,467	166	705	2,892

Beginning NOL balance			-	-	114	-	-	-	-	-	380	-	-	-	-	-
NOL Utilization			-	-	(114)	-	-	-	-	-	(380)	-	-	-	-	-
Ending NOL balance		-	-	114	-	-	-	-	-	380	-	-	-	-	-	-

Income taxes (after NOLs)			467	-	827	28	62	247	995	-	237	413	1,467	166	705	2,892

Net Income (Loss)			$867	$(114)	$1,650	$52	$115	$460	1,849	$(380)	$820	$766	$2,725	$307	$1,309	$5,370

Profit Margins
Gross margin		43.8%	43.8%	68.8%	88.5%	73.0%	74.4%	80.5%	89.6%	65.5%	83.1%	83.8%	92.0%	78.7%	87.4%	87.4%
EBITDA margin		43.8%	43.8%	-5.4%	61.1%	6.5%	11.4%	30.5%	62.8%	-25.1%	38.8%	41.1%	70.8%	22.6%	54.0%	54.0%
EBIT margin		38.3%	38.3%	-7.4%	59.1%	4.5%	9.4%	28.5%	60.8%	-27.1%	36.8%	39.1%	68.8%	20.6%	52.0%	52.0%
Net income margin		NMF	24.9%	-7.4%	39.4%	2.9%	6.1%	18.5%	39.5%	-27.1%	28.6%	25.4%	44.8%	13.4%	33.8%	33.8%

Effective income tax rate		NMF	35.0%	0.0%	33.4%	35.0%	35.0%	35.0%	35.0%	0.0%	22.4%	35.0%	35.0%	35.0%	35.0%	35.0%

			4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	FY
Income Statement Calculations			2009	2010	2010	2010	2010	2011	2011	2011	2011	2012	2012	2012	2012	Residual
Revenue growth rate			NMF	-55.8%	172.1%	-57.6%	5.6%	32.3%	88.6%	-70.0%	104.5%	5.0%	102.0%	-62.3%	68.8%	4.0%
Total operating expenses	% Revenue		56.2%	31.2%	11.5%	27.0%	25.6%	19.5%	10.4%	34.5%	16.9%	16.2%	8.0%	21.3%	12.6%	12.6%
Salaries, wages, and bonuses	% Revenue		0.0%	74.2%	27.4%	66.5%	63.0%	50.0%	26.9%	90.5%	44.3%	42.6%	21.1%	56.0%	33.3%	33.3%
Depreciation	% Revenue		5.5%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Schedule B.2
IMH Managers - Consolidated
Income Approach - Discounted Cash Flow Method
Weighted Average Cost of Capital	(Figures in $ thousands except for share price)

Company Name	Ticker Symbol	Adjusted Beta	Shares Out	Share Price	Market Cap	Total Debt Preferred & Min Int.	Debt / Equity	Debt / Total Cap	Effective Tax Rate	Unlevered Beta

BlackRock, Inc.	BLK	1.15	133,147	$216.82	$28,868,841	$4,374,000	15.2%	13.2%	44.0%	1.06
Franklin Resources Inc.	BEN	1.42	230,328	$100.60	$23,170,997	$4,586,644	19.8%	16.5%	30.0%	1.25
T. Rowe Price Group, Inc.	TROW	1.43	256,123	$45.70	$11,704,821	$0	0.0%	0.0%	37.6%	1.43
Invesco Ltd.	OTCPK:IVZ	1.77	416,053	$22.76	$9,469,361	$1,737,500	18.3%	15.5%	74.8%	1.69
Legg Mason Inc.	LM	1.68	162,388	$31.03	$5,038,890	$1,995,721	39.6%	28.4%	0.0%	1.20
Eaton Vance Corp.	EV	1.60	117,461	$27.99	$3,287,732	$503,260	15.3%	13.3%	34.4%	1.45
Affiliated Managers Group Inc.	AMG	1.63	41,679	$65.01	$2,709,541	$1,652,211	61.0%	37.9%	0.0%	1.01
Federated Investors, Inc.	FII	1.00	102,875	$26.37	$2,712,809	$154,534	5.7%	5.4%	35.3%	0.96
Waddell & Reed Financial Inc.	WDR	1.51	85,875	$28.45	$2,443,142	$199,980	8.2%	7.6%	36.7%	1.43
Janus Capital Group Inc.	JNS	1.81	182,121	$14.18	$2,582,476	$886,500	34.3%	25.6%	0.0%	1.34
GAMCO Investors, Inc.	GBL	1.16	27,746	$45.70	$1,268,000	$211,065	16.6%	14.3%	34.4%	1.05
Artio Global Investors Inc.	ART	1.00	19,400	$26.15	$507,310	$(10,163)	-2.0%	-2.0%	0.0%	1.02
Calamos Asset Management Inc.	CLMS	2.03	19,621	$13.06	$256,252	$339,692	132.6%	57.0%	0.0%	0.87
Cohen & Steers Inc.	CNS	1.52	42,177	$24.00	$1,012,244	$8,354	0.8%	0.8%	0.0%	1.51
Pzena Investment Management, Inc	PZN	1.52	8,633	$8.17	$70,532	$37,927	53.8%	35.0%	0.0%	0.99

						High	132.6%	57.0%		1.69
						Mean	27.9%	17.9%		1.22
						Median	16.6%	14.3%		1.20
						CV	1.24	0.91		0.20

Capital Asset Pricing Model (CAPM) Inputs

(1) Effective tax rate	35.0%
(2) Risk-free rate [Rf]	4.0%
(3) Equity risk premium [ERP]	6.5%
(4) Unlevered beta	1.22
(5) Target debt/equity	16.6%
(6) Pretax cost of debt	6.2%
(7) Small stock risk premium (SSRP)	5.8%
(8) Company specific risk premium (CSRP)	1.0%

Notes:
(1) Estimated tax rate
(2) 20-Year United States treasury rate as of September 30, 2009
(3) Long-horizon expected equity risk premium, Ibbotson Associates, from 1926 - 2008
(4) Unlevered and relevered using Hamada method
(5) Target debt/equity reflects an all equity position
(6) Moody's Baa rate of 6.17% as of September 30, 2009
(7) 10th Decile Size Premium - Ibbotson's 2009 SBBI Valuation Yearbook
(8) Additional risk associated with Strategic Wealth & Income Fund, LLC investment strategy

Capital Asset Pricing Model (CAPM) Calculations

Relevered beta	1.35

Ke = Rf + Levered Beta x ERP + SSRP + CSRP
CAPM Cost of Equity	19.6%

After-tax cost of debt	4.0%
Debt/capital ratio	14.3%

Weighted Average Cost of Capital	17.4%

Schedule B.3
IMH Managers - Consolidated
Income Approach - Discounted Cash Flow Method
Synthesis of Net Cash Flow	(Figures in $ thousands)

	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	FY
	2009	2010	2010	2010	2010	2011	2011	2011	2011	2012	2012	2012	2012	Residual

Calculation of Net Cash Flow
Net income	$867	$(114)	$1,650	$52	$115	$460	$1,849	$(380)	$820	$766	$2,725	$307	$1,309	$5,370
Plus: Depreciation	192	31	84	36	38	50	94	28	57	60	122	46	77	318
Less: Additions to working capital	(1,955)	0	0	0	0	30	0	0	0	32	0	0	0	33
Less: Capital expenditures	70	31	84	36	38	50	94	28	57	60	122	46	77	318
Net Cash Flow	$2,944	$(114)	$1,650	$52	$115	$430	$1,849	$(380)	$820	$735	$2,725	$307	$1,309	$5,337

Mid-Quarter Discount Period	0.13	0.38	0.63	0.88	1.13	1.38	1.63	1.88	2.13	2.38	2.63	2.88	3.13
Present Value (PV) Factor @ 17.4%	0.9800	0.9414	0.9044	0.8689	0.8348	0.8020	0.7705	0.7402	0.7112	0.6832	0.6564	0.6306	0.6058

PV Net Cash Flow	$2,885	$(107)	$1,492	$45	$96	$344	$1,424	$(281)	$583	$502	$1,789	$194	$793

PV net cash flow	$9,760	Residual net cash flow :	$5,337
PV residual value	24,162	Residual multiple :	7.5
		Residual value :	$39,881
Enterprise Value	33,922

Less: total debt	-

Equity Value (rounded)	$33,900

Schedule C.1
IMH Managers - Consolidated
Market Approach - Guideline Public Company Method
Determination of Relevant Multiples	(Figures in $ thousands)

Valuation Date
9/30/2009	Ticker:	BLK	BEN	TROW	OTCPK:IVZ	LM	EV	AMG	FII	WDR	JNS	GBL	ART	CLMS	CNS	PZN
		BlackRock, Inc.	Franklin Resources Inc.	T. Rowe Price Group, Inc.	Invesco Ltd.	Legg Mason Inc.	Eaton Vance Corp.	Affiliated Managers Group Inc.	Federated Investors, Inc.	Waddell & Reed Financial Inc.	Janus Capital Group Inc.	GAMCO Investors, Inc.	Artio Global Investors Inc.	Calamos Asset Management Inc.	Cohen & Steers Inc.	Pzena Investment Management, Inc
LTM Operating Performance

Revenue (S)		$10,341,000	$4,194,087	$1,745,600	$2,513,900	$2,610,179	$885,999	$820,577	$1,212,908	$785,320	$775,200	$190,172	$290,449	$267,297	$112,578	$62,732

Earnings before interest, taxes, depreciation & amortization (EBITDA)		4,267,000	1,390,766	663,600	435,900	469,197	251,485	242,596	373,643	164,466	203,800	61,449	(20,725)	95,439	14,003	35,725
% margin		41.3%	33.2%	38.0%	17.3%	18.0%	28.4%	29.6%	30.8%	20.9%	26.3%	32.3%	-7.1%	35.7%	12.4%	56.9%

Earnings before interest & taxes (EBIT)		4,038,000	1,240,994	597,700	398,800	342,582	232,710	196,031	349,303	150,904	180,100	60,582	(23,926)	83,394	9,821	35,230
% margin		39.0%	29.6%	34.2%	15.9%	13.1%	26.3%	23.9%	28.8%	19.2%	23.2%	31.9%	-8.2%	31.2%	8.7%	56.2%

Earnings before taxes (EBT)		3,344,000	1,344,109	565,000	369,500	94,844	204,943	19,799	343,902	142,485	108,700	52,741	(29,144)	69,430	13,245	33,166
Excluding unusual items, % margin		32.3%	32.0%	32.4%	14.7%	3.6%	23.1%	2.4%	28.4%	18.1%	14.0%	27.7%	-10.0%	26.0%	11.8%	52.9%

Net income to common shareholders		1,383,000	896,778	305,400	243,500	(1,707,238)	116,625	(24,286)	199,656	71,523	(786,300)	24,115	(347,237)	(18,338)	(20,314)	6,149
% margin		13.4%	21.4%	17.5%	9.7%	-65.4%	13.2%	-3.0%	16.5%	9.1%	-101.4%	12.7%	-119.6%	-6.9%	-18.0%	9.8%

Calculation of Equity and Capital Value

Share price as of	9/30/2009	$216.82	$100.60	$45.70	$22.76	$31.03	$27.99	$65.01	$26.37	$28.45	$14.18	$45.70	$26.15	$13.06	$24.00	$8.17
Shares out (000s)		133,147	230,328	256,123	416,053	162,388	117,461	41,679	102,875	85,875	182,121	27,746	19,400	19,621	42,177	8,633
Market capitalization		28,868,841	23,170,997	11,704,821	9,469,361	5,038,890	3,287,732	2,709,541	2,712,809	2,443,142	2,582,476	1,268,000	507,310	256,252	1,012,244	70,532

Less: cash & equivalents		3,960,000	5,268,952	739,300	1,136,300	1,934,704	333,236	337,411	87,274	278,819	336,900	482,218	173,314	366,128	210,391	37,520
Equity value (P)		24,908,841	17,902,045	10,965,521	8,333,061	3,104,186	2,954,496	2,372,130	2,625,535	2,164,323	2,245,576	785,782	333,996	(109,876)	801,853	33,012

Minority interest		231,000	67,388	0	697,600	37,910	3,260	691,339	9,231	0	96,300	6,958	(10,163)	214,692	8,354	21,927
Preferred stock		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total debt		4,143,000	145,256	0	1,039,900	1,957,811	500,000	960,872	145,303	199,980	790,200	204,107	0	125,000	0	16,000
Enterprise value (EV)		29,282,841	18,114,689	10,965,521	10,070,561	5,099,907	3,457,756	4,024,341	2,780,069	2,364,303	3,132,076	996,847	323,833	229,816	810,207	70,939

Tangible book value of equity (BVE)		(4,462,000)	5,627,573	2,074,000	205,600	515,451	100,539	(887,579)	(160,978)	124,360	(807,500)	476,598	(23,202)	161,012	247,179	7,368
Tangible book value of capital (BVC)		(88,000)	5,840,217	2,074,000	1,943,100	2,511,172	603,799	764,632	(6,444)	324,340	79,000	687,663	(33,365)	500,704	255,533	45,295

Intangible value		29,370,841	12,274,472	8,891,521	8,127,461	2,588,735	2,853,957	3,259,709	2,786,513	2,039,963	3,053,076	309,184	357,198	(270,888)	554,674	25,644
Intangible value % Enterprise value		100.3%	67.8%	81.1%	80.7%	50.8%	82.5%	81.0%	100.2%	86.3%	97.5%	31.0%	110.3%	-117.9%	68.5%	36.1%

Operating Multiples

P/S		2.4	4.3	6.3	3.3	1.2	3.3	2.9	2.2	2.8	2.9	4.1	1.1	NMF	7.1	0.5
P/E		18.0	20.0	35.9	34.2	NMF	25.3	NMF	13.2	30.3	NMF	32.6	NMF	6.0	NMF	5.4
P/BVE		(5.6)	3.2	5.3	40.5	6.0	29.4	(2.7)	(16.3)	17.4	(2.8)	1.6	(14.4)	(0.7)	3.2	4.5
EV/S		2.8	4.3	6.3	4.0	2.0	3.9	4.9	2.3	3.0	4.0	5.2	1.1	0.9	7.2	1.1
EV/EBITDA		6.9	13.0	16.5	23.1	10.9	13.7	16.6	7.4	14.4	15.4	16.2	NMF	2.4	57.9	2.0
EV/EBIT		7.3	14.6	18.3	25.3	14.9	14.9	20.5	8.0	15.7	17.4	16.5	NMF	2.8	82.5	2.0
EV/EBT		8.8	13.5	19.4	27.3	53.8	16.9	203.3	8.1	16.6	28.8	18.9	NMF	3.3	61.2	2.1
EV/BVC		NMF	3.1	5.3	5.2	2.0	5.7	5.3	NMF	7.3	39.6	1.4	NMF	0.5	3.2	1.6

Schedule C.2
IMH Managers - Consolidated
Market Approach - Guideline Public Company Method
Summary and Application of Multiples	(Figures in $ thousands)

Observed Multiples	BLK	BEN	TROW	OTCPK:IVZ	LM	EV	AMG	FII	WDR	JNS	GBL	ART	CLMS	CNS	PZN

P/S	2.4	4.3	6.3	3.3	1.2	3.3	2.9	2.2	2.8	2.9	4.1	1.1	NMF	7.1	0.5
P/E	18.0	20.0	35.9	34.2	NMF	25.3	NMF	13.2	30.3	NMF	32.6	NMF	6.0	NMF	5.4
P/BVE	(5.6)	3.2	5.3	40.5	6.0	29.4	(2.7)	(16.3)	17.4	(2.8)	1.6	(14.4)	(0.7)	3.2	4.5
EV/S	2.8	4.3	6.3	4.0	2.0	3.9	4.9	2.3	3.0	4.0	5.2	1.1	0.9	7.2	1.1
EV/EBITDA	6.9	13.0	16.5	23.1	10.9	13.7	16.6	7.4	14.4	15.4	16.2	NMF	2.4	57.9	2.0
EV/EBIT	7.3	14.6	18.3	25.3	14.9	14.9	20.5	8.0	15.7	17.4	16.5	NMF	2.8	82.5	2.0
EV/EBT (excluding unusual items )	8.8	13.5	19.4	27.3	53.8	16.9	203.3	8.1	16.6	28.8	18.9	NMF	3.3	61.2	2.1
EV/BVC	NMF	3.1	5.3	5.2	2.0	5.7	5.3	NMF	7.3	39.6	1.4	NMF	0.5	3.2	1.6

Summary Statistics	Low	Lower Quartile			Median		Mean		High		CV

P/S	0.5		2.2		2.9		3.2		7.1		0.6
P/E	5.4		14.4		22.6		22.1		35.9		0.5
P/BVE	(16.3)		(2.7)		3.2		4.6		40.5		3.3
EV/S	0.9		2.1		3.9		3.5		7.2		0.5
EV/EBITDA	2.0		8.3		14.1		15.5		57.9		0.9
EV/EBIT	2.0		9.6		15.3		18.6		82.5		1.0
	2.1		9.9		17.9		34.4		203.3		1.5
EV/BVC	0.5		1.9		4.2		6.7		39.6		1.6

Subject Company	Subject TTM (Estimated)	Multiple Range:	Lower Quartile	Enterprise Value:	Lower Quartile

Revenue (S)	$13,823
				EV/S	29,346
Earnings before interest, taxes,		P/S	2.2
depreciation & amortization (EBITDA)	6,058	P/E	14.4
		P/BVE	(2.7)	Implied Enterprise Value	$29,346
Earnings before interest & taxes (EBIT)	5,295	EV/S	2.1
		EV/EBITDA	8.3	Plus: Cash and equivalents	89
EBT	4,785	EV/EBIT	9.6	Less: Total debt	-
		EV/EBT	9.9	Less: Preferred Stock	-
		EV/BVC	1.9
Cash & equivalents	89			Implied Equity Value	$29,435

Minority interest	0			(1) Control Premium	12.4%
Preferred stock	0
Total debt	0			Concluded Equity Value
				- Control (Rounded )	$33,100
Tangible book value of equity (BVE)	4,903
Tangible book value of capital (BVC)	4,903

(1) See Schedule E
NMF - Not Meaningful

Schedule D
IMH Managers - Consolidated
Market Approach - Merger & Acquisition Method
Transaction Data Analysis	(Figures in $ thousands unless otherwise specified)

Industry Transactions - See Criteria Below					Transaction Multiples
		Enterprise	Transaction
Date	Target	Value ($mm)	Size ($mm)	Acquirer	EV/S	EV/EBITDA

09/14/2009	American Community Properties Trust	232.4	252.9	Federal Capital Partners; FCP fund I LP	3.0	8.2
03/16/2009	American Land Lease, Inc.	416.3	112.7	Green Courte Real Estate Partners LLC	7.5	21.4
10/28/2008	Lexington Realty Trust	3,726.7	19.6	Winthrop Realty Trust, Inc.	8.0	10.6
10/12/2008	Agree Realty Corp.	332.9	333.1	Compson Development Corporation	9.3	12.4
09/05/2008	Piedmont Office Realty Trust Inc.	4,811.5	166.6	Madison Capital Management, LLC	7.9	18.1
06/11/2008	GMH Communities Trust	1,252.6	237.7	American Campus Communities, Inc.	3.8	11.3
06/05/2008	Maguire Properties Inc.	5,925.2	6,015.2	Arizona Land Income Corp.	9.9	20.9
04/01/2008	American Financial Realty Trust	3,212.1	1,042.3	Gramercy Capital Corp.	7.7	14.1
01/23/2008	Post Properties Inc.	3,116.1	3,127.7	CDP Capital – Real Estate Advisory; Williams Realty	10.1	22.1
10/25/2007	Equity Inns, Inc.	2,086.0	1,266.4	Goldman Sachs Group, Inc.(Whitehall Street Global Real	5.2	16.2
10/12/2007	Accredited Home Lenders Holding Co.	294.9	295.6	Lone Star Management Co. Ltd.	0.3	0.8
10/05/2007	Archstone Smith Trust	19,996.0	13,586.1	Lehman Brothers Holdings, Inc.	16.8	24.9
10/04/2007	Republic Property Trust	810.3	434.6	Liberty Property Trust	11.7	19.9
09/18/2007	America First Apartment Investors, Inc.	534.8	279.5	Sentinel Real Estate Corp.	10.1	21.5
08/15/2007	Eagle Hospitality Properties Trust, Inc.	494.8	256.3	AP AIMCAP	3.2	11.1
08/03/2007	Crescent Real Estate Equities Co.	4,866.8	2,344.4	Morgan Stanley (MSRESS)	5.2	19.7
08/01/2007	Spirit Finance Corp.	3,358.4	1,654.2	Macquarie Bank Ltd. / Kaupþing Banki hf (Spirit	17.8	19.2
07/31/2007	Monmouth Capital Corp.	81.4	31.7	Monmouth Real Estate Investment Corp.	11.7	15.7
07/18/2007	Highland Hospitality Corp.	1,886.8	1,198.3	J.E. Robert Cos. (JER Partners Acquisitions IV LLC)	4.1	15.8
07/14/2007	Mission West Properties Inc.	1,072.4	1,111.4	-	9.9	12.0
07/02/2007	Winston Hotels, Inc.	680.8	441.2	Inland American Real Estate Trust, Inc.	3.9	12.0
06/29/2007	Innkeepers USA Trust	1,382.3	848.6	Apollo Management LP (Apollo Investment Corp.)	4.6	13.2
06/22/2007	America First Apartment Investors Inc.	530.4	536.4	Sentinel Real Estate Corporation	10.0	22.1

Capital IQ and MergerStat- Selection Criteria				Number of Data Points	23.0	23.0

Industry Classification (Target):				High	17.8	24.9
- Real Estate Investment Trusts (REITs)				75th Percentile	10.1	20.4
- Thrifts and Mortgage Finance				Mean	7.9	15.8
- Asset Management and Custody Banks				Median	7.9	15.8
Geographic Region: U.S.				25th Percentile	4.3	12.0
Status: Announced, Closed or Effective				Low	0.3	0.8
Transaction Date: 06/01/2007 through 09/30/2009

				Estimate based on lower quartile multiples	EV/S
				adjusted for recent economic conditions	3.0

				Subject TTM (Estimated)	$13,823
				Implied Enterprise Value - Selected Multiple	$41,469

				Plus: Cash and equivalents	$89
				Less: Total debt	$0
				Implied Equity Value	$41,559

				Concluded Equity Value - Control (Rounded)	$42,000

Schedule E
IMH Managers - Consolidated
Control Premium Analysis

MergerStat® / BVR Control Premium Study Transaction Summary						Capital IQ Transactions - Control Premium Summary
Statistic	Count	Range	Mean	Median	Coefficient of Variation	Target Stock Premium - 1 Day Prior (%)	Target Stock Premium - 1 Week Prior (%)	Target Stock Premium - 1 Month Prior (%)
Effective Date	15	6/29/2007 - 3/16/2009	N/A	N/A	N/A	10.7%	7.6%	27.0%
Net Sales LTM (USD $mm)	15	$7 - $1,194	$373	$303	N/A	25.3%	7.9%	5.3%
EBITDA CashFlow LTM (USD $mm)	15	$5 - $804	$165	$111	N/A	11.6%	3.1%	-19.2%
Deal Value (USD $mm)	15	$32 - $13,586	$1,602	$441	N/A	36.3%	34.6%	19.1%
MergerStat Control Premium	15	-2.787	0.269	0.111	N/A	31.4%	26.1%	20.8%
Implied Minority Discount	15	-0.896	0.125	0.1	N/A	7.9%	14.1%	17.8%
Price/Sales	14	0.341 - 8.268	3.157	2.559	0.668	34.0%	28.1%	29.3%
Price/Income	5	21.157 - 36.311	29.12	29.228	0.198	25.0%	24.0%	15.1%
Price/Book Value	15	0.589 - 2.926	1.833	1.619	0.412	14.5%	13.4%	17.9%
						12.8%	12.8%	12.8%

			MergerStat Median Control Premium			Capital IQ Median Control Premiums
				11.1%		19.7%	13.7%	17.8%

						Concluded Control Premium:		12.4%

Schedule F
IMH Managers - Consolidated
Fair Market Value of Equity Conclusion
Valuation Date: September 30, 2009
Synthesis of Equity Value	(Figures in $ thousands)

Fair Market Value Conclusion - IMH Managers
Valuation Method	Indicated Value

Income Approach
Discounted Cash Flow Method	$33,900

Market Approach Indicated Range
Guideline Public Company Method	$33,100
to
Merger and Acquisition Method	$42,000

Concluded Fair Market Value of the IMH Managers	$33,900

APPENDIX A:  GUIDELINE COMPANY DESCRIPTIONS20

BlackRock, Inc. (Ticker: BLK) – is a publicly owned investment manager. The firm also provides risk management and advisory services. It provides its services to corporate, public, and Taft-Hartley pension plans, insurance companies, mutual funds, endowments, foundations, nuclear decommissioning trusts, banks, charities, corporations, official institutions, and individuals worldwide. The firm manages separate client-focused equity, fixed income, and balanced portfolios; open-end and closed-end funds; offshore funds; unit trusts; and alternative investment vehicles including hedge funds and structured funds. It invests in the public equity, fixed income, real estate, and alternative markets across the globe. The firm employs a fundamental analysis with a bottom-up approach to make its portfolio for investments. It employs liquidity, asset allocation, balanced, real estate, and alternative strategies to make its investments. BlackRock was founded in 1988 and is based in New York, New York.

Franklin Resources, Inc. (Ticker: BEN) - is a publicly owned investment manager. The firm provides its services to individuals, institutions, pension plans, trusts, and partnerships. It primarily manages families of equity, fixed income, and balanced mutual funds for its clients. The firm also provides retirement plans and separate account services. It invests in the public equity and fixed income markets across the world. The firm employs fundamental and quantitative analysis with bottom-up stock selection to make its investments. It conducts in-house research to invest. Franklin Resources, Inc was founded in 1947 and is based in San Mateo, California with additional offices in Argentina, Australia, Austria, Bahamas, Brazil, Canada, China, France, Germany, Holland, Hong Kong, Hungary, India, Italy, Japan, Luxembourg, Malaysia, Mexico, Poland, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Turkey, United Arab Emirates, United Kingdom, and Vietnam.

T. Rowe Price Group, Inc. (Ticker: TROW) – is a publicly owned asset management holding company. The firm primarily provides its services to individual and institutional investors, retirement plans, and financial intermediaries. Through its subsidiaries it manages separate client-focused equity, fixed income, and balanced portfolios along with mutual funds. It also provides advisory services. The firm invests in the public equity and fixed income markets across the globe. T. Rowe Price Group was founded in 1937 and is based in Baltimore, Maryland with additional offices in London, United Kingdom; Central Hong Kong, Hong Kong; Tokyo, Japan; and Singapore.

Invesco Ltd. (Ticker: OTCPK:IVZ) – is a publicly owned investment manager. The firm primarily provides its services to individuals, typically high net worth individuals. It also manages accounts for institutions. The firm offers investment management, asset management, and fund management services to its clients. It manages separate client-focused equity, fixed income, balanced, and money market mutual funds for its clients. The firm also manages Variable Insurance Funds, Offshore Funds, Private Placements, Separate Accounts, Real Estate Investment Portfolios, Alternative Investments, Portable Alpha, Exchange Traded Funds, Multi-Asset Strategies, and Unit Investment Trusts. It invests in the public equity and fixed income markets across the globe. The firm invests in core, growth, and value stocks of small-cap, mid-cap, and large-cap companies. It employs a fundamental and quantitative analysis with a bottom-up stock picking approach to make its investments. The firm conducts in-house research to make its investments. Invesco Ltd. was founded in December 1935 and is based in Atlanta, Georgia.

[20]	Information in this section is taken directly from CapitalIQ.

APPENDIX A:   GUIDELINE COMPANY DESCRIPTIONS

Legg Mason, Inc. (Ticker: LM) - through its subsidiaries, operates as a diversified group of global asset management firm serving individual and institutional investors worldwide. Its multi-affiliate business model provides clients with a spectrum of equity, fixed income, liquidity, and alternatives solutions, including mutual funds, college savings plans, variable annuities, and separately managed accounts. The company’s affiliates operate with investment autonomy, with each affiliate pursuing its own unique investment philosophy and process, as well as maintaining its own investment culture. Legg Mason complements the investment expertise of its affiliates by providing distribution and client service, enabling affiliates to access new markets, new clients, and new opportunities. It also provides shared services, such as operations and technology, accounting, legal, compliance, and marketing, to allow the affiliates to maintain their full focus on delivering sustainable investment excellence. The company offers its products and services directly and through various financial intermediaries. Legg Mason, Inc. was founded in 1899 and is headquartered in Baltimore, Maryland.

Eaton Vance Corp. (Ticker: EV) – through its subsidiaries, engages in the creation, marketing, and management of investment funds in the United States. It also provides investment management and counseling services to institutions and individuals. Further, the company operates as an adviser and distributor of investment companies and separate accounts. As of October 31, 2004, the company provided investment advisory or administration services to approximately 150 funds; approximately 1,300 separately managed individual and institutional accounts; and participated in approximately 40 retail-managed account broker/dealer programs. It markets and distributes shares of funds through a retail network of national and regional broker/dealers, banks, insurance companies, and financial planning firms. Eaton Vance was founded in 1944 and is headquartered in Boston, Massachusetts.

Affiliated Managers Group, Inc. (Ticker: AMG) – through its affiliates, operates as an asset management company providing investment management services to mutual funds, institutional clients, and high net worth individuals in the United States. It provides advisory or sub advisory services to mutual funds. These funds are distributed to retail and institutional clients directly and through intermediaries, including independent investment advisors, retirement plan sponsors, broker-dealers, major fund marketplaces, and bank trust departments. The company also offers investment products in various investment styles in the institutional distribution channel, including small, small/mid, mid, and large capitalization value and growth equity, and emerging markets. In addition, it offers quantitative, alternative, and fixed income products, and manages assets for foundations and endowments, defined benefit, and defined contribution plans for corporations and municipalities. Affiliated Managers Group provides investment management or customized investment counseling and fiduciary services. The company was formed as a corporation under the laws of Delaware in 1993. Affiliated Managers Group is based in Prides Crossing, Massachusetts.

APPENDIX A:   GUIDELINE COMPANY DESCRIPTIONS

Federated Investors, Inc. (Ticker: FII) – is a publicly owned investment manager. The firm provides its services to individuals, including high net worth individuals, banking or thrift institutions, investment companies, pension and profit sharing plans, pooled investment vehicles, charitable organizations, state or municipal government entities, and registered investment advisors. Through its subsidiaries, it manages separate client-focused equity, fixed income, and money market mutual funds and separate client-focused equity, fixed income, and balanced portfolios. The firm invests in the public equity and fixed income markets across the globe. It invests in growth and value stocks of small-cap, mid-cap, and large-cap companies. The firm makes its fixed income investments in ultra-short, short-term, and intermediate-term mortgage-backed, U.S. Government, U.S. Corporate, high yield, and municipal securities. It employs a fundamental and a quantitative analysis to make its equity investments. The firm also makes sector-focused equity investments. Federated Investors was founded in 1955 and is based in Pittsburgh, Pennsylvania with an additional office in New York, New York.

Waddell & Reed Financial, Inc. (Ticker: WDR) - through its subsidiaries, provides investment management, investment product underwriting and distribution, and shareholder services administration to mutual funds, and institutional and separately managed accounts in the United States. The company acts as an investment adviser for institutional and other private investors, and provides sub advisory services to other investment companies, as well as manages assets for defined benefit pension plans, other investment companies, defined contribution plans, endowments, and high net worth clients. It also offers variable annuity products, retirement and life insurance products, and disability products, as well as asset allocation investment advisory products, including managed allocation portfolio and strategic portfolio allocation. The company distributes investment products through independent financial advisors, broker/dealers, registered investment advisors, and various retirement platforms; and markets investment advisory services to institutional investors directly or through consultants. Waddell & Reed Financial, Inc. has a strategic alliance with Securian Financial Group, Inc. The company was founded in 1937 and is based in Overland Park, Kansas.

Janus Capital Group, Inc. (Ticker: JNS) – is a publicly owned asset management holding company with approximately $167.7 billion in assets under management. It also provides retirement planning, investment planning, tax planning, investment for college, and tax planning services to its clients. The firm primarily provides its services to investment companies, retail investors, institutions, and individuals. Through its subsidiaries, it manages equity, fixed income, money markets, and balanced mutual funds for its clients and invests in the public equity and fixed income markets across the globe. The firm was formerly known as Stilwell Financial Incorporated. Janus Capital Group was founded in 1969 and is based in Denver Colorado with additional offices in the United States, Hong Kong; London; Milan; and Tokyo, Japan.

APPENDIX A:   GUIDELINE COMPANY DESCRIPTIONS

GAMCO Investors, Inc. (Ticker: GBL) – together with its subsidiaries, provides investment advisory services primarily in the United States. The company offers its advisory services to a range of investors, including high net worth individuals, corporate pension and profit-sharing plans, foundations, endowments, jointly-trusteed plans, municipalities, open-end mutual funds, closed-end funds, limited partnerships, offshore funds, and separate accounts. It also serves as a sub-advisor to third-party investment funds, including registered investment companies. In addition, the company acts as an underwriter; and a distributor of open-end mutual funds, as well as provides institutional research services to institutional clients and investment partnerships. GAMCO Investors manages assets on a discretionary basis and invests in various United States and international securities. The company was founded in 1976 and is based in Rye, New York. GAMCO Investors, Inc. operates as a subsidiary of GGCP, Inc.

Artio Global Investors, Inc. (Ticker: ART) – an asset management company, provides investment management services to institutional and mutual fund clients. It primarily involves in managing and advising Julius Baer Investment Funds. The company offers various investment strategies, including International Equity strategies, Global High Grade Fixed Income, Global High Yield, Global Equity, and the U.S. Equity. It delivers investment management services to various vehicles, including registered investment management companies, commingled vehicles, and separate accounts. Artio Global Investors distributes its products and services through intermediaries, including investment consultants, broker dealers, RIAs, mutual fund platforms, and sub-advisory relationships. The company, formerly known as Julius Baer Americas, Inc., was incorporated in 1962 and is headquartered in New York, New York.

Calamos Asset Management, Inc. (Ticker: CLMS) – is a publicly owned investment manager. The firm provides its services to high net worth individuals, corporations, public and private institutions, pension funds, and insurance companies. It manages open-ended and closed-ended mutual funds for its clients. The firm also manages separate client-focused equity and balanced portfolios. It invests in the public equity and fixed income markets across the globe. The firm also invests in alternative investments markets. It invests in high-quality growth stocks of companies. The firm invests in high-quality convertible bonds rated BBB or better to make its fixed income investments. It employs qualitative and fundamental analysis with a top-down and bottom-up stock picking approach to create its equity portfolio mix. Calamos Asset Management was founded in 1977 and is based in Naperville, Illinois.

Cohen & Steers, Inc. (Ticker: CNS) – manages income-oriented equity portfolios in the United States. The company specializes in the U.S. real estate securities, international real estate securities, large cap value stocks, utilities and listed infrastructure, and preferred securities. It manages closed-end mutual funds, open-end mutual funds, and institutional separate accounts. Cohen & Steers, Inc. also offers alternative investment strategies, including hedged real estate securities portfolios and private real estate manager strategies. The company serves individual and institutional investors. Its distribution network includes brokerage firms, registered investment advisors, and institutional investors. Cohen & Steers, Inc. was founded in 1986 and is based in New York, New York.

APPENDIX A:   GUIDELINE COMPANY DESCRIPTIONS

Pzena Investment Management, Inc. (Ticker: PZN) – is a publicly owned investment manager. The firm also provides investment advisory services to funds. It provides its services to individuals, typically high net worth individuals; investment companies; charitable organizations; corporations; state or municipal government entities; pension and profit sharing plans; and pooled investment vehicles. The firm manages separate client-focused equity and balanced portfolios. It invests in the public equity markets across the globe. The firm primarily invests in value stocks of large-cap companies and mid-cap with market capitalizations generally between $1 billion and $10 billion. It employs a fundamental analysis with a combination of contrarian and bottom-up stock picking approach. The firm benchmarks its investments with the Russell Index. Pzena Investment Management was founded in 1995 and is based in New York, New York.

APPENDIX B:  IMH MANAGEMENT FORECAST21

[21]	The following exhibits are from the internal forecast model developed by IMH Management.

VALUESCOPE, Inc.

* Cash flows displayed above do not include staffing and other costs.